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May 28, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                 National Rural Utilities Cooperative Finance Corporation
                      File No. 001-07012
                      Form 10-K for the fiscal year ended May 31, 2009
                      Amendment Number One to Form 10-K for the fiscal year ended May 31, 2009
                      Form 10-Q for the period ended August 30, 2009
                      Form 10-Q for the period ended November 30, 2009

Dear Mr. Clampitt:

                      On behalf of National Rural Utilities Cooperative Finance Corporation (referred to as “CFC,” “the Company”, “we,” “our,” or “us”), this letter responds to the Staff’s comment letter, dated March 10, 2010, with respect to the above-referenced filings. For your convenience, each of the Staff’s comments is set forth below in italics followed by our response. We sent to your attention via overnight delivery four courtesy copies of this response letter.

Form 10-K for the Fiscal Year ended May 31, 2009

General

1.
Please undertake to delete in your future filings your frequent use of defined terms such as RUS, RTFC, NCSC, CLEC, CETC throughout the document which makes your disclosure difficult for an investor to understand contrary to Rule 421(b)(3).

Response:

In response to the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the three and nine month periods ended February 28, 2010, and with the intention to continue for future filings, we deleted many of the defined terms to make our filings easier to understand for investors. We propose to continue using defined terms for “CFC”, “RTFC”, “NCSC”, “CoServ”, “ICC”, “FCC” and ”RUS” as these are the names by which these organizations are commonly known and referred to by our members and investors. We also propose to continue using “TIER” as a defined term for the times interest earned ratio. TIER is a commonly used financial acronym.

1  National Rural Utilities Cooperative Finance Corporation has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act. Such portions are denoted by [***]. An unredacted version of this letter has been filed with the Division of Corporation Finance of the Securities and Exchange Commission.

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We also propose to continue using the well-known accounting acronym “GAAP” with regard to generally accepted accounting principles in the United States.

2.
You disclose that you have credit rating triggers related to certain of your agreements (e.g. interest rate swaps and certain debt). Please revise future filings to clearly disclose your credit rating relevant to the trigger and the ratings outlook in each instance you discuss a credit rating trigger or refer to the page where this information is clearly disclosed.

Response:

In response to the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for three and nine month periods ended February 28, 2010, and with the intention to continue for future filings, we revised our disclosure regarding our senior unsecured ratings and the overall rating outlooks from Moody’s Investors Service and Standard & Poor’s Corporation in our financial statement footnotes (see page 19 of the Form 10-Q). We also included a reference to the ratings chart on page 51 of our“Management’s Discussion and Analysis” section of our February 28, 2010 Form 10-Q for each instance when rating triggers are discussed. We will provide similar disclosure in all applicable sections of our Form 10-K commencing with the report for the year ended May 31, 2010.

Starting with the 2010 Form 10-K, we will disclose our senior secured debt ratings and the overall rating outlooks from Moody’s Investors Service, Standard & Poor’s Corporation, and Fitch Ratings in the “Loan and Commitments” footnote. The rating trigger related to collateral on deposit for the notes payable to the Federal Financing Bank as part of the Rural Economic Development Loan and Grant program is discussed in that footnote.

3.
We note inconsistent disclosure related to the discount rate you use in your measurement of loan impairment. In certain disclosures (see pages 23 and 99) you disclose that cash flows are discounted at the interest rate at the time the loans become impaired. In other disclosures (see pages 20, 23 and 127) you disclose that cash flows are discounted at the original contractual interest rate. Please revise future filings to clearly disclose the discount rate used to measure loan impairment and tell us if you have consistently applied your policy.

Response:

Per ASC 310-10-35-22 impairment shall be measured based on the present value of the expected future cash flows discounted at the loan’s effective interest rate. GAAP defines the effective interest rate on a loan as the rate of return implicit in the loan, which is the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan. For troubled debt restructurings, we believe it would be confusing to state that cash flows were discounted at the loan’s effective interest rate, which could be interpreted as the effective rate on the restructured loan. Thus,

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we described the discount rate as the original contract rate that by definition is the rate in effect at the time the loan becomes impaired.

In response to the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the three and nine month periods ended February 28, 2010, and with the intention to continue for future filings, we revised our disclosures to consistently describe the rate used to discount the future cash flows as the effective interest rate at the time of impairment (see page 25 of the Form 10-Q). We will revise this language in all applicable sections of our Form 10-K, commencing with the report for the year ended May 31, 2010. We consistently used the effective interest rate at the time of impairment to discount future cash flows to determine the impairment as required by ASC 310-10-35-22.

4.	We have the following comments related to the debt service reserve fund:

a.
Please revise future filings and explain to us in detail how you account for the debt service reserve fund at origination and subsequent to origination including making payments to cover any bond deficiencies or otherwise reducing the amount in the fund. Specifically disclose if you record a loss related to any payments to cover any bond deficiencies and/or how your liability related to member certificates is reduced.

b.	Revise future filings and explain to us how relieving the funds results in a non-cash event as disclosed in the supplemental disclosure of cash flow information on page 95.

c.	Please revise future filings to explain in greater detail how the fund works and if you have any exposure for loss or future liability.

Response:

As a requirement to obtaining a guarantee from CFC for tax-exempt bonds, member cooperatives are required to purchase a debt service reserve subordinated certificate from CFC. Such debt service reserve subordinated certificate will mature at the same time as the related guaranteed tax-exempt bond. The transaction structure also requires a debt service reserve fund to be established (as discussed below) and held by the trustee to be used to make up any deficiency in the required payments to the tax-exempt bond holders. Under the transaction documents, CFC is required to pledge the amount of the debt service reserve certificate investment made by the member with the trustee as the debt service reserve fund. Upon the original issuance of the tax-exempt bond, a portion of the bond proceeds are used to purchase the debt service reserve certificate from CFC. The proceeds to CFC from the purchase of the debt service reserve certificate are deposited with the trustee to establish the debt service reserve fund. The trustee invests the funds in the debt service reserve fund and the earnings on the fund are for the benefit of the member cooperative. CFC does not have

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the right to the earnings from the investment of the pledged assets and as such does not record investment income. If at any time the member cooperative does not make the full bond interest and principal payments to the trustee, the trustee will first use the portion of the debt service reserve fund specific to that member to make up the deficiency. If there is a deficiency remaining, CFC would be required to perform under its guarantee for that member. If such a deficiency exists, the member cooperative is required to replenish the debt service reserve fund. There are no deficiencies in the debt service reserve funds for the tax-exempt bonds guaranteed by CFC currently or at May 31, 2009.

At inception of the guarantee transaction, the trustee sets aside the required debt service reserve fund amount out of the bond proceeds to be held as the asset pledged by CFC. CFC records a liability for the member’s investment in debt service reserve subordinated certificates and records an asset for the debt service reserve fund. Since the trustee withholds the cash from the bond proceeds, the increase to the debt service reserve fund and increase to the debt service reserve subordinated certificates are disclosed as a non-cash transaction on our consolidated statement of cash flows.

At maturity of the tax-exempt bonds, the trustee will use the debt service reserve fund to reduce the amount of the final payments required from the member cooperative to the tax-exempt bondholders. The member cooperative, per the transaction documents, is required to replenish the debt service reserve fund so that the trustee can return the pledged funds to CFC at the maturity date. CFC has a liability to repay the member cooperative the amount of the debt service reserve subordinated certificate. CFC offsets its requirement to repay the member cooperative the amount of the debt service reserve subordinated certificate against the member’s obligation to replenish the debt service reserve funds pledged to the trustee, which are due to be returned to CFC at maturity. The reduction to the debt service reserve fund and the debt service reserve subordinated certificates on CFC’s balance sheet are offsetting and disclosed as part of the non-cash supplemental disclosures to the consolidated statement of cash flows.

CFC guarantees repayment of all principal and interest to the holders of the tax-exempt bonds and thus is responsible for making any required payment which its member cooperative is unable to make. CFC records a guarantee liability which is based on the full amount of the tax-exempt bonds guaranteed in accordance with ASC 460, Guarantees. CFC does not have any additional liability specific to the debt service reserve fund as CFC has the right at any time to offset the member's investment in the debt service subordinated certificate against the amount that the member is required to pay to replenish the debt service reserve fund.

In response to the Staff’s comment, beginning with the Form 10-Q for the three and nine month periods ended February 28, 2010 and with the intention to continue for future filings, we added language to footnote 1 “General Information and Accounting Policies” to explain the debt service reserve fund (see page 11 of the February 28, 2010 Form 10-Q). We will add this language to footnote 1 of all our future Form 10-K and Form 10-Q reports, where applicable, beginning with the year ended May 31, 2010.

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Business, page 1

General, page 1

5.
Please provide to us and undertake to include in your future filings, disclosure required by Item 101(a) relating to the general development of your business during the past five years including changes to your telecommunications lending.

Response:

In response to the Staff’s comment, and given the number of the Staff’s comments related to our disclosure under Part 1, Item 1 of our 2009 Form 10-K, for your convenience, we revised our “Business” section under Item 1 of our 2009 Form 10-K. This disclosure reflects all proposed changes and is provided as Attachment A to this letter. We intend to continue to use this revised disclosure in future filings beginning with our 2010 Form 10-K. In connection with this comment, please see the disclosure under the caption “Our Business Development” beginning on page 2 of Attachment A.

6.
Please provide to us and undertake to include in your filings, revision of the first paragraph to report the amount of revenues, profit or loss and total assets for each of your segments for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

Response:

Item 101(b) of Regulation S-K permits registrants to cross reference to the segment footnote included in the financial statements with respect to information that conforms with GAAP. We prefer this option to repeating the requested information in this section. In response to the Staff’s comment, we will revise Part 1, Item 1 of our 2010 Form 10-K, with the intention to continue for future filings, to include additional disclosure to cross reference to the financial statements in accordance with Item 101(b). Please see the proposed disclosure at the top of page 2 of Attachment A to this letter.

7.
Please provide to us and undertake to include in your future filings, a revised first paragraph that explains your statement in the first sentence you are a “private cooperative association” given your status as a SEC reporting company with public holders of your debt securities and your legal status as a corporation under state law. Briefly state the material differences between a “private cooperative association” and a public corporation. Discuss how you distribute any profits each year to your members and revise the last sentence of the first paragraph accordingly.

Response:

The Company is a cooperative association incorporated under, and subject to, the District of Columbia Cooperative Association Act. As a cooperative, CFC is owned, controlled by and

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operated for the benefit of its membership, which consists of rural electric distribution systems, power supply systems, statewide, regional and national associations for such distribution and power systems and associates. CFC’s purpose is limited to providing financial products to its members and associates. While CFC funds its operations, in part, through the issuance of debt in the public capital markets, holders of our public securities do not receive the ability to control CFC or to vote along with our members on any item submitted to the membership for approval. Each CFC member has one vote on all matters requiring a vote of the membership. Most public corporations, on the other hand, are owned and controlled by and operated for the benefit of shareholders, who may or may not be customers. Such shareholders of public corporations typically have voting rights based on the amount of equity owned, and members of the public are able to become owners by purchasing such public equity. A purchaser of our debt does not gain any voting rights or control, and our membership is not open to the public. The reference in our disclosure to being a private cooperative association was made in the context of the above. To avoid confusion in the future and in response to the Staff’s comment, we propose to replace “private” with “member-owned” in the first paragraph of Part 1, Item 1 of Form 10-K and throughout our filings. This change was also made at the top of page 8 of the February 28, 2010 Form 10-Q. We also propose to further describe our structure, governance and membership in our disclosure under Part 1, Item 1 of Form 10-K, as shown starting on page 19 of Attachment A to this letter.

We have no outstanding capital stock and therefore do not declare dividends. At the end of each fiscal year, our Board of Directors approves the allocation of our net earnings to the cooperative educational fund, members’ capital reserve and to our members in the form of patronage capital. Under District of Columbia cooperative law, we are required to maintain a cooperative educational fund and allocate to it not less than 0.25 percent of our net income each year. The board determines what amount will be allocated to the members’ capital reserve account, if any. All remaining amounts of net earnings are allocated to our members as patronage capital on the basis of the interest income earned on the loans outstanding to each member during the year. In response to the Staff’s comment, we revised the first paragraph in Part 1, Item 1 of the Form 10-K to discuss the allocation of net earnings to our members and have included a more complete description of how patronage capital is allocated and distributed under the caption “Allocation and Retirement of Patronage Capital”. Please see the disclosures in the first paragraph of page 1 and beginning on page 34 of Attachment A to this letter for the proposed changes referred to above.

8.
Please provide to us and undertake to include in your future filings, more detail and clarification of your statement in the second sentence of the first paragraph that your principal purpose is to “supplement” the loan programs of the U.S. Department of Agriculture Rural Utilities Service including but not limited to the following:

•	clarify that you are not affiliated in any way with the U.S. Department of Agriculture or any federal agency;

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•
reconcile your statement with that of the U.S. Department of Agriculture Rural Utilities Service on its web site that with the exception of municipal rate loans, supplemental financing is “not required” and that it will provide “100 percent financing;”

•	reconcile this claim with your statement on page 10 that you provide loans to your members that “cannot borrow” from the Department of Agriculture’s Rural Utilities Service program;

•	indicate whether your borrowers must have loans from the Department of Agriculture’s Rural Utilities Service program to get loans from you; and

•	compare your lending terms and lending standards with those of the U.S. Department of Agriculture Rural Utilities Service.

Response:

In response to the Staff’s comment, we propose to include additional disclosure under Part 1, Item 1 of our 2010 Form 10-K, with the intent to continue for future filings, that provides a more detailed description of our purpose and our relationship with RUS. Specifically, please see the proposed disclosure for each of the bullets listed in the Staff’s comment in the following sections of Attachment A to this letter:

Bullet 1: “Rural Electric Industry” page 26, 5th paragraph
Bullet 2: “Rural Electric Industry” page 27, 1st two bullets after the 5th paragraph
Bullet 3: “Rural Electric Industry” page 27, 4th bullet after the 5th paragraph
Bullet 4: “Rural Electric Industry” page 27, 1st paragraph

In response to the last bullet in the Staff’s comment requesting a comparison of CFC’s lending terms and standards with those of RUS, we propose to add disclosure to our 2010 Form 10-K indicating that we believe our loan standards are generally comparable to those of RUS (see the first paragraph following the bullets on page 27 of Attachment A to this letter, under the caption “Rural Electric Industry”). We do not intend to further expand this disclosure because we do not believe it is appropriate to comment on RUS lending standards in our Form 10-K.  Further, as described below, the primary differences we are aware of in lending standards are not material, particularly given that our members typically exceed both sets of standards.  For the Staff’s information, following are additional differences we believe exist between RUS and CFC lending terms and standards:

•
There are minor differences in specific minimum financial tests established by RUS and CFC in connection with underwriting loans, however most CFC borrowers significantly exceed the standards set by both RUS and CFC.  For example, both RUS and CFC impose certain restrictions on borrowers’ ability to retire patronage

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capital to members in the case of distribution borrowers with equity-to-assets ratios below certain levels – 30 percent in the case of RUS and 20 percent in the case of CFC - however, the median distribution system has an equity-to-assets ratio of more than 40 percent.

•
CFC evaluates borrowers on the “modified debt service coverage ratio” whereas RUS focuses on “Times Interest Earned Ratio.” Most borrowers, however, operate with ratios significantly above the minimums set by both CFC and RUS.

•
CFC has an internal risk rating system under which it evaluates and rates each loan facility provided to each borrower based on a specific set of quantitative and qualitative factors. RUS performs its own independent credit analysis as part of its loan underwriting. However, we are not aware that RUS has a credit risk rating system for electric loans comparable to CFC’s.

•	RUS includes a limitation on purchasing only equipment that is on an RUS approved list, and “social” covenants such as a “Buy America” requirement.
•	Depending on the facility being constructed, a cooperative seeking RUS financing may be subject to National Environmental Policy Act requirements, including environmental impact statements.
•	RUS does not offer short-term line of credit loans
•	RUS only offers secured loans

9.
Please provide to us and undertake to include in your future filings, revision of the first paragraph to clarify the characteristics of your customers/members and the principal markets for your services, as required by Item 101(c)(1)(i) including, but not limited to, the following:

•	disclose the number of the entities are not for profit entities and the number that are for profit entities or are subsidiaries or otherwise affiliated with profit entities;

•	disclose your definition of “rural;”

•	disclose the extent to which these entities serve customers outside of “rural” markets; and

•
disclose the number of entities that provide electricity or telecommunications to residential customers and the number of entities that provide electricity or telecommunications to commercial customers.

Response:

In response to the Staff’s comment, we propose to include additional disclosure under Part 1, Item 1 of our 2010 Form 10-K to provide a more detailed description of our members, who we serve as our customer base. In connection with the second and third bullets in the Staff’s comment, we note that CFC’s distribution and power supply members must receive or be

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eligible to receive financing from RUS. Part of the eligibility test for RUS financing is a “rural area” test. Thus, CFC, as an entity that supplements RUS financing, relies on the definition of “rural” as specified in the Rural Electrification Act. The definition used in the Rural Electrification Act, as amended in 2008, includes (1) any area other than a city, town, or unincorporated area that has a population of greater than 20,000 inhabitants, and (2) areas served by RUS borrowers as of the date of enactment (2008) regardless of population. More specifically, “Rural Area” is defined in the Rural Electrification Act as follows:

“Section 13. DEFINITIONS.

“In this Act: …..

“(3) RURAL AREA. – Except as provided otherwise in this Act, the term “ruralarea” means the farm and nonfarm population of –

(A)	any area defined in section 343(a)(13)(C) of the Consolidated Farm and Rural Development Act (7 U.S.C. 1991(a)(13)(C))*; and

(B)	any area within the service territory of a borrower for which a borrower has an outstanding loan made under titles I through V as of the date of enactment of this paragraph.”

* Section 3 (A) refers to Section 343(a)(13)(C) of the Consolidated Farm and Rural Development Act (7 U.S.C. 1991(a)(13)(C)) which includes the following definition of “rural”:  “the terms "rural" and "rural area" mean any area other than a city, town, or unincorporated area that has a population of greater than 20,000 inhabitants.”

Over many years, RUS interpreted the “rural area” test as one imposed only at the time the first loan is originated. The 2008 amendment to the “rural area” definition of the Rural Electrification Act is consistent with longstanding RUS interpretation. Thus, if an RUS borrower meets the “rural area” definition at the time of its first loan origination from RUS and continues to have outstanding RUS loans, RUS has the authority to continue lending to the entity regardless of subsequent population growth in its service territory. Similar to RUS, CFC establishes eligibility only at the time a system initially borrows from CFC, and that eligibility, as it relates to the “rural area”, test is based on a determination of whether the system has borrowed or is eligible to borrow from RUS.  As such, we do not collect data related to the extent our members currently serve customers outside of “rural” markets.

In response to the Staff’s comment, we propose to include additional disclosure under Part I, Item 1 of our 2010 Form 10-K with the intent to continue for future filings. With respect to each of the bullets listed in the Staff’s comment, see the applicable new or revised proposed disclosure in Attachment A to this letter as follows:

Bullet 1: “Our Members” page 21, 3rd paragraph for CFC and page 22, last two paragraphs for RTFC and NCSC
Bullet 2: “Our Members” page 21, 1st paragraph
Bullet 3: “Our Members” page 21, 1st paragraph

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Bullet 4: “Our Members” page 21, 3rd paragraph for electric and page 22, first paragraph under “RTFC” for telecommunications.

10.
Please provide to us a description of the business done and intended to be done by you, as required by Item 101 (c) (1) of Regulation S-K. Please address any changes in your business as a result of the recession including drops in loans and increases in defaults. Briefly describe any changes in policies and/or programs to prevent or minimize defaults, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.

Response:

In response to the Staff’s comment, we will revise our disclosures in our 2010 Form 10-K, with the intention to continue for future filings, regarding the manner in which we conduct business, the principal markets for our loan products and services, and competitive conditions impacting the business. The proposed enhanced disclosures are located in Part 1, Item 1 of Attachment A to this letter under the sections titled Our Business Development on page 2 and Our Loan Programs on page 4. Throughout these various sections, we specifically discuss our focus on electric lending, our credit risk management, our sources of funding and the performance of our loan portfolio.

We note that regarding our business done and intended to be done, we are limited to doing business solely with our members and associates, therefore we intend to continue to provide our members with financing to supplement the loan programs of RUS. The amount of business that we do with our members is dependent on our members’ need for capital funding and the options available to them to obtain such funding.

In regards to the performance of our loan portfolio, we did not experience an increase in loan defaults as a result of the recent recession. In fact, over the past three years, our default rates remain relatively unchanged and consistent with our default rates since our inception. As a result, it has not been necessary to make significant changes to our policies to prevent or minimize defaults or our standards for extending credit.

11.
Please provide to us and undertake to include in your future filings, revision of this section to explain the role of members in your corporation including their role in corporate governance and in approving individual loans. We note that the largest numbers of members are from Iowa but that only 2.45 percent of your loans are in Iowa whereas 107 members are from Texas and 16.51 percent of your loans are in Texas. Disclose the number and percentage of your members that have outstanding loans from you.

Response:

We are owned by, controlled by and operated for the benefit of our membership. Each member organization is entitled to one vote on each matter requiring a vote of the

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membership. Our directors must come from the membership, with 10 director positions being filled by a director of one of our members, 10 director positions being filled by a general manager or chief executive officer of one of our members, two positions appointed by the National Rural Electric Cooperative Association and one at-large position that must be either a director or manager of one of our members and must be an audit committee financial expert as defined in Item 407(d) of Regulation S-K. We only lend to our members and associates and since our directors must come from our members, it is very likely that each of the member organizations that are associated with our directors has outstanding loans from CFC. The Board of Directors establishes our loan policies, and established a loan committee comprised of no fewer than ten directors that reviews the performance of the loan portfolio in accordance with those policies. The loan committee is authorized to approve loans based on levels of credit, as well as any exceptions to credit limitation tests and financing arrangements that qualify as related credits. The loan committee delegates certain loan approval authority to management. We have a Credit Risk Management group and an internal corporate credit committee that monitor the extension of credit within the scope of their authority, based on our member risk rating system, our lending practices and our credit limitation tests. On an ongoing basis, the Credit Risk Management group monitors all past due, non-accrual and restructured facilities which are not performing under their original terms and reports to the loan committee at each board meeting. In addition, an independent third party reviews our risk rating system and credit extension practices periodically. Such third party provides recommendations to management and the Board of Directors for improvement as well as progress on the resolution of items from prior reviews. Management is responsible for implementing the recommendations accepted by the Board of Directors. As a result of these policies and procedures, members play no role in approving individual loans or our lending policies beyond voting to elect directors.

In response to the Staff’s comment, we propose to include additional disclosure under Part I, Item 1 of our 2010 Form 10-K with the intention to continue for future filings. The proposed disclosure regarding our corporate governance and our members can be found under the captions “Corporate Governance” on page 23 and “Our Members” on page 19 of Attachment A to this letter. We also added disclosure explaining why certain states have larger outstanding loan balances than others, which can be found under the caption “Our Loan Programs – Credit Concentration” on page 10 of Attachment A to this letter. Finally, in response to the Staff’s comment, we propose to revise our chart on page 3 of our Form 10-K for the year ended May 31, 2009 to add the number of borrowers for each state to address the percentage of members with outstanding loans from us. The revised chart can be found on page 20 of Attachment A to this letter under the caption “Our Members.” Please note the “Number of Borrowers” column in this chart is being provided for illustrative purposes and will be updated in the 2010 Form 10-K for the current period.

12.	Please provide to us and undertake to include in your future filings, revision of this section as follows:

•	your requirements for new members and your requirements for current members;

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•	revise your statement that “the majority” of the utility members are “consumer owned electric cooperatives” to describe the type of entity of the remaining utility members;

•
define the characteristics of “telecommunications members,” including the number that are for profit entities and the number that provide telecommunications to residential customers and the number that provide telecommunications to commercial customers;

•	define the characteristics of “service members,” including their type of business and the number that are for profit entities;

•	explain the differences between “utility members” and “electric members;”

•	disclose the number of members of each class of “electric members;” and

•	clarify whether you make loans to entities seeking to enter the electric or telecommunications business.

Response:

In response to the Staff’s comment, we propose to include additional disclosure under Part 1, Item 1 of our Form 10-K for the period ending May 31, 2010, with the intention to continue for future filings, to more clearly disclose our membership requirements and describe the types of organizations that are included in our membership. Please see the proposed disclosure under the caption “Our Members” on page 19 of Attachment A to this letter.  In particular, we note the following with respect to each of the bulleted items in the Staff’s comment.

In response to the Staff’s first bullet, we note that there are no requirements for members to maintain their membership, although the Board has the authority to suspend a member under certain circumstances.  CFC has not suspended a member since its inception. Refer to page 21, 2nd paragraph of Attachment A to this letter for the language.

In response to the Staff’s second bullet, we revised the referenced disclosure regarding Class A members to list the types of entities other than consumer-owned electric cooperatives. We revised the disclosure regarding Class B member to reflect that they are member-owned electric cooperatives. Refer to page 21 of Attachment A to this letter for the disclosure

In response to the Staff’s third bullet, we note the number of members that are for profit entities and that all of our telecommunications members serve both residential and commercial customers, as stated in our proposed disclosure on page 22 of Attachment A to this letter.

In response to the Staff’s fourth and fifth bullets, we note that we are discontinuing the use of the term “utility members,” which previously has been defined as our distribution and power

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supply members. We are also discontinuing the use of the term “service members,” which included the statewide associations of cooperatives, other regional service associations of cooperatives, NCSC and the National Rural Electric Cooperative Association.

In response to the Staff’s sixth bullet, we have previously disclosed the number of each class of electric member (see, e.g., page 2 of our 2009 Form 10-K) and will continue to include that disclosure in future filings. At May 31, 2009, we had 829 Class A distribution systems, 68 Class B power supply systems, 65 Class C statewide and regional associations and 1 Class D national association.

In response to the Staff’s seventh bullet, we note that we specifically disclose to whom we make loans in a number of places, including in the first paragraph under “Our Loan Programs” on page 4 of Attachment A to this letter.  We will only consider requests for credit from our members and associates and in the case of NCSC, will also consider requests for credit from entities affiliated with a member or that provide significant benefit to the customers of members.

13.	Please provide to us and undertake to include in your future filings, analysis of the table on page 3 including but not limited to the following:

•	clarify that the percentage of loans and percentage of loan and guarantee are based upon the aggregate amount of principal rather than the number of loans;

•	explain the process by which you decide to make loans; and

•	explain why almost twenty five percent of your loans and guarantees are to members in two states.

Response:

In response to the Staff’s comment, we will add the following disclosure regarding the table on page 3 of the 2009 Form 10-K in future filings in which the table is included:  “The percentage of total loans is based on the aggregate principal balance of the loans and the percentage of total loans and guarantees is based on the aggregate principal balance of the loans and guarantees.” Please see the proposed disclosure on page 20 of Attachment A to this letter.

Please refer to our response to the Staff’s comment #17 for the explanation of our underwriting policies and to comment #15 for an explanation of our credit concentration.

14.	Please provide to us and undertake to include in your future filings, a separately caption subsection addressing your procedures for allocating profits and losses among your members.

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Response:

In response to the Staff’s comment, we propose to include additional disclosure under Part 1, Item 1 of our 2010 Form 10-K, with the intention to continue for future filings, addressing our procedures for allocating profits and losses among our members. Please see the proposed disclosure under the caption “Allocation and Retirement of Patronage Capital” on page 34 of Attachment A to this letter.

Loan Programs, page 4

15.
Please provide to us and undertake to include in your future filings, revision of your claim on page 5 that “our loan portfolio is widely dispersed throughout the United States” to reflect the fact that twenty five percent of your portfolio is in two states and more than sixteen percent is located in one state.

Response:

In response to the Staff’s comment, we will remove the reference in our disclosure to our portfolio being “widely dispersed throughout the United States.” We do not believe there is any common ground for grouping the states of Georgia and Texas together as a concentration of loan exposure. We note that at May 31, 2009, no single borrower had more than 2.6 percent of total loans outstanding. Each member system is a separate entity that serves a defined service territory in which they are providing an essential service.

In response to the Staff’s comment, we propose to revise our disclosure under Part I, Item 1 of our 2010 Form 10-K, with the intention to continue for future filings, as reflected under the caption “Our Loan Programs – Credit Concentration” on page 10 of Attachment A to this letter.

16.	Please provide to us and undertake to include in your future filings, the following information:

•	number of new loans made in each of the past three fiscal years;

•	the aggregate amount of new loans made in each of the past three fiscal years; and

•	the range in the amount of each loan made in each of the past three fiscal years.

Response:

For an investor seeking to evaluate CFC’s business, results and prospects, the balance of loans outstanding provides much more useful information than the number of loans approved, the number of new loans made each year, or the range in the amount of loans made. The number of loans approved or made is not as useful as, and does not necessarily directly

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correlate to an increase or decrease in, the outstanding loan balance for a number of reasons, including:

•	members will get a single loan approved to cover their estimated capital expenditure requirements for the next five years, thus the amount and timing of future advances is very uncertain;

•
member loans will vary from small loans of less than one million dollars for operating liquidity to large loans of hundreds of millions of dollars for the construction of a generating plant or acquisition of generation or distribution assets. Therefore, one large loan would be significantly more important than many small loans, provided the loans are fully advanced;

•
we do not charge our members a fee to put a loan in place and we do not charge an annual fee for unadvanced commitments. Therefore we do not earn income unless a loan is advanced. As a result, we sometimes enter into credit arrangements that may never be drawn (there are a few exceptions where we charge a commitment and annual fee, such as in our loan syndications);

•	members will enter into a loan commitment well in advance of starting a project, so it could be several years before the loan is advanced;

•
in instances where a borrower has been approved for a loan from RUS, but must wait for an extended period for RUS to advance the funds, we will advance the funds until RUS advances the funds. Our loan to the member is repaid as soon as RUS funds are made available;

•
member line of credit loans are put in place for periods generally from one to five years. These line of credit loans are typically for emergency liquidity and may never be advanced or may only be used to manage daily cash positions. These loans are typically revolving facilities and generally require the borrower to pay off the principal balance for five consecutive business days at least once during each 12-month period.  As a result, a member may have many advances and repayments, and sometimes such advances are for relatively large balances.

As a result of these factors, it is very difficult to correlate the approval of new loans or the range of the amounts of loans made with changes in the outstanding loan balances, which along with changes to interest rates and change in our mix of debt funding, represent the primary contributors to changes in our operating results. For these reasons, we do not believe the information requested in the Staff’s comment is material to investors and do not propose to include such information in our future filings.

We disclose our outstanding loan balance at each applicable period end in our periodic reports.  We also note that in each of our Forms 10-Q for fiscal year 2010, we disclosed in a chart information on scheduled long-term loan amortization and the estimate long-term loan

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advances for the next six quarters (see, e.g. the table on page 52 of our Form 10-Q for the period ended February 28, 2010). On page 107 of our “Loan and Commitments” footnote included in our 2009 Form 10-K, we included the scheduled long-term loan amortization for the next five years and the scheduled fixed rate loan repricings for the next five years. We plan to continue to disclose this information in our periodic filings.

We propose to revise the “Liquidity and Capital Resources” section of our “Management’s Discussion and Analysis” disclosure regarding our loan programs in our 2010 Form 10-K to include the information on the estimated long-term loan advances and repayments for the next six quarters. We believe this information, together with the information about the outstanding loan balance at the end of each period, gives readers the best available information from which to analyze our lending business.

Interest Rates on Loans, Page 5

17.	Please provide to us and undertake to include in your future filings, revision of this section to provide more detail including but not limited to the following:

•	the process for determining whether to grant a loan and if so the terms of the loan;

•	describe your “credit policies and monitoring procedures;”

•	the extent to which the terms of your loans are uniform; and

•	the types of “discount” on interest rates to which you refer and the extent to which these are standardized and available to all members.

Response:

In response to the Staff’s comment, we propose to include additional disclosure under Part 1, Item 1 of our 2010 Form 10-K, with the intention to continue for future filings, to include a more detailed description of our loan programs and credit policies. Please see the proposed disclosure under the caption “Our Loan Programs – CFC Loan Programs, RTFC Loan Programs and NCSC Loan Programs” on pages 4 through 7 and Credit Process, Policies and Monitoring” on page 8 of Attachment A to this letter.

We propose to clarify the language in our Form 2010 10-K to show that discounts on the interest rates of our loans are standard for all Class A and Class B borrowers that meet certain conditions. Disclosure outlining the discounts that we provided in the past, as well as disclosure indicating that such discounts are standardized and available to certain members based on specified criteria, can be found under the caption “Our Loan Programs – Interest Rates on Loans” on page 7 of Attachment A to this letter.

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Loan Security, page 7

18.	Please provide to us and undertake to include in your future filings, revision of this section as follows:

•	disclose the basis for your claim that you are “secured on parity” with the U.S. Department of Agriculture;

•	explain the reasons why 89 percent of your short terms loans are unsecured; and

•	describe the “exceptions typical in utility mortgages.”

Response:

In response to the Staff’s comment, we will revise our disclosures under Part 1, Item 1 of our 2010 Form 10-K, with the intention to continue for future filings, to include a more detailed description of our loan security. Please see the proposed disclosure under the caption “Our Loan Programs – Loan Security” on page 12 of Attachment A to this letter.

Member Regulation and Competition, page 9

19.
Please provide to us and undertake to include in your future filings, to discuss in separately captioned sections member regulation and your competition. In the member regulation section please discuss the material effects that compliance with environmental laws will affect you required by Item 101(c)(xii). Please add a section addressing the extent to which you are subject to federal or state government regulation and discuss in detail the conditions that you must fulfill to be considered tax exempt.

Response:

In response to the Staff’s comment, we propose to include additional disclosure under Part 1, Item 1 of our 2010 Form 10-K, with the intention to continue such disclosure for future filings. Please see the proposed disclosure under the captions Rural Electric Industry - Electric Member Competition and Electric Member Regulation starting on page 28 of Attachment A to this letter. Also see Rural Telecommunications Industry – Telecommunications Competition and Telecommunications Regulation starting on page 30 of Attachment A to this letter. We also expanded the disclosure under the caption Tax Status on page 33 of Attachment A to this letter to discuss in detail the conditions related to maintaining our tax exemption.

20.	Please provide to us and undertake to include in your future filings, revision of the third paragraph on page 10 as follows:

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•
provide more detail regarding your claim that you compete on the basis of price particularly since your major competitors are government entities that are part of as the U.S. Department of Agriculture and the U.S. Treasury that offer loans at treasury rates;

•	delete your references that these governmental entities “potentially” or “generally” offer lower rates than you or state that you are able to match their rates;

•	provide more detail regarding your claim that you compete on the basis of “the variety of financing options offered” particularly since you offer a limited number of such options;

•	provide more detail regarding your claim that you compete on the basis of “additional services provided to our members/owners” to describe those additional services; and

•	identify other government lenders that are competitors including the Federal Financing Bank.

Response:

In response to the Staff’s comment, we revised our disclosure included under Part 1, Item 1 of our 2010 Form 10-K, with the intention to continue for future filings. The revised disclosure can be found under the caption “Our Lending Competition” beginning on page 15 of Attachment A to this letter. In our disclosure, we name CoBank, ACB, as our primary competitor. CFC offers its members financial products and services that supplement and complement those of RUS and therefore, CFC does not consider RUS (or the Federal Financing Bank, which generally funds loans guaranteed by RUS) as a competitor.

21.
Please provide to us and undertake to include in your future filings, an estimate of the number of competitors, your competitive position and identify and explain positive and negative factors pertaining to your competitive position as required by Item 101(c)(1)(x) of Regulation S-K. Discuss the shortcomings of relying on your members for data regarding competition.

Response:

As mentioned in our response to comment #20 above, we revised our disclosure to name CoBank, ACB, as our primary competitor. We do not consider the Federal Financing Bank to be a competitor, as any financing obtained by our members from the Federal Financing Bank is provided by means of a guarantee made by RUS. CFC also does not consider RUS as a competitor; CFC offers its members financial products and services that supplement and complement those of RUS. Besides CoBank, ACB there is no bank or financial institution

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that we can identify as a competitor to a greater extent than any other financial institution, and since our members could borrow from any bank or other financial institution willing to lend to them, we do not believe that providing an estimate of the number of additional competitors would be helpful to investors. In response to the Staff’s comment, we will make it more clear in future filings that, although any bank in the United States can potentially compete with us, our primary competitor is CoBank, ACB. Please see the proposed disclosure under the caption “Our Lending Competition” on page 15 of Attachment A to this letter.

We revised the chart from page 10 of our 2009 Form 10-K to exclude RUS funding and to reflect that CFC and other lenders compete for the non-government funding (see the new chart under the caption “Our Lending Competition” on page 17 of Attachment A to this letter). The new chart will show CFC’s share of our members’ non-governmental debt compared to the total from all other lenders. The member financial statements typically identify the amount of long-term debt due to the U.S. government, but do not specifically identify the long-term debt due to all other entities separately. The CoBank, ACB financial statements do not provide a separate breakout for electric utility loans, but rather group such loans with loans to other types of utility systems. Therefore it is difficult for us to determine the amount of such long-term debt obligations to CoBank, ACB from our members.  We are only able to present a total of long-term debt due to CFC and group all remaining outstanding debt obligations into the other lender category based on the amount of long-term debt remaining after removing long-term debt obligations to RUS.

There are limitations on the use of the member data to determine competitive position, however, the member financial data is the only source for such information. We propose to disclose the limitations in our 2010 Form 10-K and in future filings (see the top of page 18 of Attachment A to this letter).

Risk Factors, page 13

22.	Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:

•	Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”

•
sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and

•	sample comment 38 to Staff Legal Bulletin No.7, which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.

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Response:

We revised our risk factor disclosure in response to the Staff’s comment. Please see Item 1A. “Risk Factors” on pages 1 - 8 of Attachment B to this letter for the risk factors we propose to include in our 2010 Form 10-K.

23.	Please provide to us and undertake to include in your future filings, a risk factor relating to the risks to you from your long term loans as long as thirty five years.

Response:

In response to the Staff’s comments, we propose to add a risk factor relating to the risk that technology may make our rural electric members’ systems obsolete or the services provided by our telecommunications members obsolete prior to the maturity of their loans. We believe this is the only material risk associated with the long-term nature of our long-term loans not already covered by other risk factors.

Please see “Advances in technology may change...” on page 6 of Attachment B for the proposed new risk factor language.

24.
Please provide to us and undertake to include in your future filings, a risk factor relating to risks to you from more than fifteen percent of your loans are unsecured and those that are secured are secured by assets that are also subject to claims by the federal government through the U.S. Department of Agriculture Rural Utilities Service.

Response:

We do not believe that the facts referenced by the Staff’s comment represent significant risks to an investment in our securities for the following reasons:

At May 31, 2009, a total of 14 percent of our outstanding loans were unsecured. At February 28, 2010, a total of 11 percent of our outstanding loans were unsecured. At February 28, 2010, our unsecured loans were primarily our short-term line of credit loans and a total of approximately 4 percent of all long-term loans were unsecured. Line of credit loans are short-term in nature and are required to be repaid in full for a period of at least five days each year.  Generally, our borrowers’ use of unsecured loans is limited to working capital purposes and short-term financing of net utility plant prior to conversion into long-term secured loans.  Additionally, our unsecured loans generally include material adverse change clauses related to the borrower’s financial condition.

For long-term loans, we typically have a joint mortgage with RUS under which we have a pro-rata claim, (i.e., our claim on the member assets under the mortgage is directly proportional to the percentage of debt we loaned versus the total debt under the mortgage). As part of our underwriting process, we consider the member's total investment in utility plant when deciding whether to approve a secured or unsecured loan to that member.

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Although long-term loans are typically secured on parity with other secured lenders (typically RUS), the book value of the collateral securing those loans is generally greater than the amount owed to all lenders, based on the cooperatives’ investment in net utility plant.  The assets serving as collateral for our long-term electric loans are generating plants, transmission lines and distribution systems used to provide electric service throughout the United States, where there is little excess capacity available. We have not experienced a full liquidation for an electric loan since our inception in April 1969.

25.
Please provide to us and undertake to include in your future filings, a risk factor relating to risks to you from your being controlled by your members and the role members play in determining your loans policies and the decisions to make loan to particular members.  We note that your Board consists of representatives of your members and that your CEO serves at the pleasure of the Board.

Response:

We do not believe that the Company being controlled by our members or the composition of our Board constitutes a significant risk to an investment in our securities. As explained in our response to comment 11, our members play no role in approving individual loans or our lending policies beyond voting to elect directors.  We provide the following information for the Staff’s consideration.

The cooperative model of member-ownership and control does not guarantee business success – no model can do that – however, we believe the cooperative model helps reduce risk relative to other forms of entities in a number of ways, including:

1.
Member alignment with CFC mission:  CFC members created and invest in CFC so that CFC will have the financial strength to provide them with an assured source of capital they need for investment in their rural electric utility systems. CFC directors represent CFC member systems that have an ongoing need for CFC financial products and services.

2.
Member investment in CFC:  Each of CFC’s board members is from a cooperative with significant invested capital in CFC in the form of member subordinated certificates. In addition, each member cooperative has allocated patronage capital at risk. These investments create a strong economic incentive for directors to act in the best interest of CFC as a business to ensure its continued financial success. Without CFC’s size and scale, and resulting ability to efficiently access the capital markets, we believe it would be very difficult and very expensive for the individual member cooperatives to meet the funding requirements for their own systems.

3.
Board is independent of management:  Unlike many, if not most corporations, no member of our management sits on the CFC Board of Directors. Directors of CFC, RTFC and NCSC are elected for three-year terms. Directors may serve additional terms if re-elected by the membership. CFC directors are limited to serving two consecutive three-year terms.  NCSC directors are limited to serving three consecutive three-year terms. There are no term limits for RTFC directors. The three-year terms for directors

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allow the membership to replace any director who is not governing in the best interest of the membership and the term limits at CFC and NCSC ensure that there is turnover in the composition of the Boards.

4.
Cooperative nature reduces risk profile:  Since CFC is a cooperative operating for the promotion of social welfare, it does not have the motivation to take risks in order to maximize earnings that many for-profit institutions have. CFC does not have the pressure of meeting short-term earnings objectives as do many publically traded for profit enterprises. CFC’s focus is simply to meet member funding needs while adhering to sound financial management practices and maintaining financial strength for the long-term.

5.
Industry knowledge:  Each of CFC’s board members is elected from the ranks of co-op directors and management. These are individuals with substantial knowledge of the industry that CFC lends into. It would be difficult to match the level and depth of this knowledge if the board was comprised mostly of individuals from other industries, as is the case with many other companies.

26.
Please provide to us and undertake to include in your future filings, revision of the risk factors on page 15 relating to derivatives and rating triggers to disclose the magnitude of each respective risk.

Response:

We will revise our language for the derivative and rating trigger risk factors to disclose the magnitude of each risk. We will provide the revised language in our Part 1, Item 1A. “Risk Factors” beginning with the 2010 Form 10-K with the intention to continue for future filings. Please see “Risk Factors” page 4 “The non-performance of counterparties to our derivative…” and page 5 “A decline in our credit rating could trigger...” of Attachment B for the proposed new risk factor language.

27.
Please provide to us and undertake to include in your future filings, revision of the risk factor, on page 15, relating to your covenants, to identify the particular covenants that pose material risks to you and explain the material risks associated with each.

Response:

We revised our risk factor disclosure in response to the Staff’s comment. Please see Part 1, Item 1A. “Risk Factors” page 7 “Our ability to comply with covenants related to our revolving credit agreements, debt indentures, and debt agreements…” of Attachment B for the proposed new risk factor language. We will provide the revised language in our Part 1, Item 1A. “Risk Factors” beginning with the 2010 Form 10-K, with the intention to continue for future filings.

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28.
Please provide to us and undertake to include in your future filings, revision of the risk factor, on page 15, relating to your exempt status, to identify the particular conditions to your tax exempt status that pose material risks to you and explain the material risks associated with each. Quantify the benefits to you of the exempt status.

Response:

In response to the Staff’s comment, we revised the risk factor and will include the new disclosure in future filings beginning with the 2010 Form 10-K.  We do not propose to “quantify the benefits” of our exempt status as doing so involves a number of assumptions including subsequent tax status, tax rate, treatment of certain interest payments, and timing of depreciation based on which the purported tax benefit could fluctuate widely. Please see page 6 of Attachment B for the revised risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Business Overview, page 18

29.
Please provide to us and undertake to include in your future filings, a revised overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

•
provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term; and

•
identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

Response:

In response to the Staff’s comment, we revised “Management’s Discussion and Analysis” in our Form 10-Q for the three and nine month periods ended February 28, 2010. Previously, we had a “Business Overview” and “Financial Overview” that covered key aspects of our results of operations, financial condition and liquidity, with more detailed analysis contained

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in the remainder of “Management’s Discussion and Analysis”. In our new disclosure as reflected in our February 28, 2010 Form 10-Q, we consolidated the overview sections into an “Executive Summary” and enhanced the disclosure in response to the Staff’s comment. Please see “Management’s Discussion and Analysis” beginning on page 31 of our February 28, 2010 Form 10-Q. We intend to continue to provide and update similar disclosure in future filings.

Financial Overview, page 19

30.
Please provide to us and undertake to include in your future filings, revision of this section to comply with the Commission’s interpretive Release Number 33-6835 dated May 18, 1989, including, but not limited to, the following:

•	provide “both a short and long-term analysis of the business of the company;” and

•	“identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.”

Response:

We revised our “Management’s Discussion and Analysis” in response to the Staff’s comment on page 31 of our Form 10-Q for the three and nine month periods ended February 28, 2010. We intend to continue to provide and update similar disclosure in future filings.

31.
Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the causes and effects of following:

•	the increase in the year ended May 31, 2009 of more than fifty percent in the amount of short term loans;

•	the increase in long term variable rate loans fiscal in fiscal 2009;

•	the increase in fiscal 2009 in the amount of loan guarantees from over $1 billion in 2008 to approximately $1.3 billion in 2009;

•	your suffering a loss of over $69 million in 2009;

•	the increase in provision for loan losses from $30 million in 2008 to $113 million in 2009;

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•	how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you; and

•	provide analysis of your statement on page 12 that “it is unlikely that we will be participating in this [telecommunications] financing to any significant degree.”

Response:

As noted in our response to comment 29, we revised the “Management’s Discussion and Analysis” in our Form 10-Q for the three and nine month periods ended February 28, 2010 to consolidate and enhance our overview disclosure into an “Executive Summary” that covers the known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on our financial condition or operating performance. We will continue to update and revise our “Executive Summary” disclosure in future filings as appropriate. We note the following with regard to the specific bulleted items in the Staff’s comment above:

•
Increase of more than 50 percent in short-term loans - The short-term loan balance reflects our line of credit loans, which are typically maintained and used by members to manage cash flow with regard to payments due to vendors and suppliers. However, changes in the level of outstanding short-term line of credit loans cannot be accurately predicted because significant amounts of these lines of credit are also used to temporarily finance plant construction in anticipation of permanent long-term loans funded by RUS. CFC has no control over the timing of the RUS advances used to repay such interim financing lines of credit, which often carry relatively large balances. The uncertainty associated with the timing of RUS funding is mitigated by our use of commercial paper to fund such lines of credit and our ability manage our outstanding commercial paper to match the actual balances on these interim financing lines of credit. At February 28, 2010, the line of credit balance decreased to $1.7 billion or about 9 percent of our total loans outstanding. As a result of this volatility and unpredictability, and the relatively small size of the line of credit portfolio, we do not believe that the relative balance in our line of credit loans at the end of each period is indicative of any trend or uncertainty that is reasonably likely to have a material effect on our financial condition or operating performance.

•
Increase to long-term variable rate loans – The key metric for CFC is the total amount of long-term loans outstanding rather than the specific amount of long-term fixed rate or long-term variable loans outstanding.  We allow our members that borrow from us a great deal of flexibility with regard to the type of interest rates on their loans.  When a member selects a fixed rate, it selects that rate for a term of one year to the maturity of the loan.  If the member selects a rate term of less than the maturity of the loan, upon expiration of that rate term, the borrower must select a new fixed rate

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for a term of one year through the remaining maturity or may select the long-term variable rate.  A borrower with a long-term variable rate loan may convert that loan to a long-term fixed rate loan at any time.  A borrower with a long-term fixed rate loan may elect to convert to the long-term variable rate at any time, subject to a fee, unless making such election upon the expiration of the prior fixed rate term.  Thus the composition of our long-term loan portfolio may shift dramatically based on interest rates available in the markets. We therefore only discuss the change in the total balance of long-term loans in our “Executive Summary” to the extent such change is material.  We discuss the changes with respect to each type of loan in the remainder of “Management’s Discussion and Analysis” for the applicable periods in each periodic report. We note that on page 34 of our 2009 Form 10-K, we state that the primary reasons for the increase in loans outstanding was an increase in RUS note buyouts, funding of capital expenditures, bridge financing to fund projects before the receipt of RUS funds and the funding for renewable energy projects. In addition, on page 34 we state that the primary reason for the increase in long-term variable rate loans was that $856 million of long-term loans converted from a fixed rate to a variable rate offset by $205 million of loans that converted from a variable rate to a fixed rate. The net conversion to a fixed rate was due to the low interest rates in the market.

•
Our total guarantees outstanding increased by $238 million during the year ended May 31, 2009. The guarantee business is not a key contributor to our results of operations, financial condition or liquidity and as such is not discussed as a key item in our prior overview sections or our current “Executive Summary” as reflected in our Form 10-Q for the three and nine month periods ended February 28, 2010.  We disclose the outstanding guarantees on page 45 of our 2009 Form 10-K, including the reason for the increase in the guarantee balance. We do not believe the increase in 2009 was a material event or indicative of a trend that would have a material effect on our financial condition or performance.

•
In fiscal year 2009 we reported a GAAP net loss of $70 million. This loss is due to the unrealized derivative forward value loss of $160 million, which is a net present value of the future estimated cash settlements on all of our derivatives from the reporting date through maturity. This estimate includes the estimated changes to interest rates through 2045 and as such is subject to significant change on a daily basis. We do not use GAAP net income as a key metric. We use adjusted TIER as our key performance indicator. Our adjusted TIER measure eliminates both unrealized derivative forward value gains and losses. All of our debt covenants require the computation of adjusted TIER rather than GAAP TIER. Our unrealized derivative forward value is based on future changes to interest rates which creates a significant mismatch because we do not have an unrecognized item for changes to our future loan interest rates and future changes to the interest rates on our debt. Both of these elements should be considered, along with the unrealized derivative forward value, to determine the true economic impact. Relying on future estimated interest rates through 2045 will not provide us with reliable information on which we can make

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current decisions on the pricing of our loans and the allocation of resources. We are a cost-plus lender and use our adjusted interest expense, which includes our current period recognized derivative cash settlements, as the cost basis for setting the interest rates on our loans. For these reasons, we believe that an analysis of our GAAP reported net income is not relevant to understanding our business and therefore not warranted in the overview to the “Management’s Discussion and Analysis”.

•
On page 19 in our “Financial Overview” section of our “Management’s Discussion and Analysis” included in 2009 Form 10-K, we disclose that the increased loan loss provision was primarily due to deterioration in the fair value of collateral supporting our exposure to the ICC outstanding loan balance.  We have in the past and will continue in the future to discuss the provision as one of the items impacting our financial results. In the past we discussed the provision, when material, in our “Financial Overview” and the “Results of Operations” sections of “Management’s Discussion and Analysis” and when not material, we have included a discussion in only the “Results of Operations” section of “Management’s Discussion and Analysis”. We proposed to continue this practice of including discussion of the provision when material in both our “Executive Summary” and “Results of Operations” sections and when not material, only the “Results of Operations” section.

•
When the financial crisis began in September of 2008, we had two telecommunications members in payment default: ICC and one small system with approximately $8 million of loans outstanding. Since that time we settled the $8 million loan, which resulted in a write off of approximately $3 million, and we continue to move forward with the final settlement of ICC. There are no other loans in default. For these reasons, we do not believe discussion of the financial crisis in our “Financial Overview” pertaining to asset quality is warranted. However, we note that in our Form 10-Q for the period ended February 28, 2010, we disclosed in the “Executive Summary” to “Management’s Discussion and Analysis” that we believe the economic recession has contributed to a lower demand for loan funds from our members (see page 32 of the February 28, 2010 Form 10-Q). We also note for the Staff that beginning on page 37 of our 2009 Form 10-K, we provide significant detail with regard to the amount of problem borrowers in our portfolio at each year end since May 31, 2004 and a detailed description of the current status as to each non-performing and restructured borrower.  We intend to continue providing such disclosure in future filings.

•
On page 12 of our 2009 Form 10-K we provided disclosure regarding levels of funding available from the U.S. Government for various telecommunications initiatives. We provided this language as part of the description of the overall telecommunications industry and to indicate that there is a significant amount of U.S.  Government funding available to telecommunications systems. At May 31, 2009, our telecommunications loans represented 8 percent of total loans outstanding and in our “Financial Overview” on page 20 of our 2009 Form 10-K we stated that we expected overall loans outstanding to be relatively flat during fiscal year 2010. We did not

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mention any potential increase or decrease in the telecommunications loan portfolio related to the U.S. Government initiative for telecommunications services in our “Financial Overview” as we did not expect opportunities for new loan volume during fiscal year 2010. We also did not expect a significant decline in telecommunications loans other than the settlement of our ICC problem loan situation.  This expectation has proven correct, as through April 30, 2010, our telecommunications portfolio increased by less than $8 million or 0.5 percent and the resolution of the ICC problem loan situation has been delayed until the first quarter of fiscal year 2011.

32.
Please provide to us and undertake to include your future filings, analysis of the extent to which your loan portfolio consists of loans with maturities that are long term including, but not limited to the following:

•	quantify the amount and percentage of your loans that mature within ten, twenty, thirty or thirty five years; and

•	analyze how these long term loans could adversely affect your net income particularly to the extent market interest rates rise above interest rates of these loans.

Response:

We currently include a schedule of our long-term loans maturing in each of the next five years and in all years thereafter in our “Loans and Commitments” footnote to the financial statements (see page 107 of our 2009 Form 10-K). We also currently provide in our “Liquidity” section the scheduled long-term loan repayment amounts for the next six quarters (see page 52 of our Form 10-Q for the period ended February 28, 2010).  We will revise our disclosure in our May 31, 2010 “Management’s Discussion and Analysis” in the “Financial Condition” and “Liquidity” sections to include the scheduled long-term loan maturities in each of the next five years and thereafter and the scheduled long-term loan repayments for the next six quarters, respectively.

As we stated in our Form 10-Q and Form 10-K disclosures, we do not fund each long-term loan with specific debt at the time of each loan advance. We accumulate long-term loans until we can enter the debt market to issue debt in an amount that minimizes the issuance cost and maximizes investor interest. We believe this is the best way to allow flexibility on the part of our members and to efficiently issue debt in the capital markets. We describe this process in detail in the “Market Risk” section of “Management’s Discussion and Analysis”. This discussion can be found on pages 51 to 53 of our 2009 Form 10-K.

As disclosed in “Management’s Discussion and Analysis” on page 55 in the “Market Risk” section of our February 28, 2010 Form 10-Q, we are at risk during the period in which we accumulate these loans for movements in underlying treasury rates or the spread over treasury at which we can issue since we set the fixed rate at the time of advance based on our best estimate of the interest rate on debt we would issue. We mitigate this risk by limiting the

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amount of fixed-rate loans that can be accumulated before we act to lock down funding to a percentage of total assets based on our internal policy.

On pages 31 – 33 of our February 28, 2010 Form 10-Q, we consolidated our previous overview sections into an “Executive Summary” that covers the high level challenges and opportunities on which our executive team is focused. We believe between the “Executive Summary” and the disclosure contained in the remainder of “Management’s Discussion and Analysis”, the reader is provided with the information required to understand our business, its opportunities and challenges.

33.	Please provide to us and undertake to include in your future filings, analysis of the extent to which your loan portfolio consists of adjustable rate loans including, but not limited to the following:

•	analysis of the benefits and detriments to you of adjustable rate loans;

•	how your net interest margin and your net income has been limited by the historically low federal funds rate;

•	how your net interest margin and your net income will be limited by the policy of the Federal Reserve to keep interest rates low in the near term future; and

•	how you anticipate you will be affected when the Federal Reserve increases interest rates.

Response:

We are a cost-plus lender. The interest rates on our loans are not tied to an index, but changes in indexes impact our cost of funding. We set our long-term variable interest rate and line of credit interest rate each month based on our short-term cost of funding. The main benefit is that we are able to reset the interest rate on the long-term variable rate loans on a monthly basis to match our cost and we can reset the rate on our line of credit loans semi-monthly to match our cost. The main detriment is that our members can repay our line of credit loans at any time without a prepayment fee. We included disclosure explaining these items in each of our quarterly and annual SEC filings (see, e.g., pages 5 through 7 of our 2009 Form 10-K.

We measure our financial performance based on adjusted TIER, which eliminates the impact of the unrealized derivative forward value. As a cost-plus lender, when interest rates decrease, the total amount of our adjusted net income will decrease, assuming all other factors remain stable. However, there is no requirement in our loan contracts that our fixed interest rates must decrease based on decreases to treasury rates, nor in the majority of our loan contracts that our variable rates must decrease based on LIBOR or the federal funds rate. (Note: we have about $500 million in line of credit loans tied to LIBOR.) Two factors that would cause us to lower our interest rates are (1) to pass on cost savings to our members and (2) competition. However, the level of the federal funds rate does not impact our ability to earn

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an adjusted TIER of a certain level. There is some impact on adjusted net income, as operating costs and other expenses will not necessarily decrease as our interest cost decrease. Since we are generally a cost-plus lender, our interest rates will decrease as our costs decrease. TIER is a measure of our earnings’ ability to cover our interest expense.

As the federal funds rate increases, the funding on our variable rate and line of credit loans may increase, which may cause us to raise those rates to cover our cost. However, since at February 28, 2010, 80 percent of our outstanding loans have a fixed rate of interest, the change in the federal funds rate will have no impact on the interest income we earn on those fixed-rate loans. As long as we are managing our match of fixed-rate loans with fixed-rate funding, we should not be at significant risk for a decrease in our earnings as the federal funds rate increases. We have our match funding practices described in our “Market Risk” section of our “Management’s Discussion and Analysis” on page 51 of our 2009 Form 10-K.

We consolidated all of the overview sections into an “Executive Summary” which covers the high level challenges and opportunities on which our executive team is focused. Between the “Executive Summary” and the detail contained in the remainder of “Management’s Discussion and Analysis”, it is our belief that we provided the reader with the information required to understand our business, its opportunities and challenges.

34.
Please provide to us and undertake to include in your future filings, analysis of the costs and benefits of your purchasing a 42 acre property in suburban Washington DC and constructing your own building on the property compared with your leasing space for your 232 employees.

Response:

Since the sale of the real estate holdings in 2005, CFC leases office space in Herndon, VA to house its headquarters operations. In December 2008, CFC purchased a 42-acre commercial office site in nearby Loudoun County, VA to construct a new headquarters building approximately equal in size to its existing leased space. The decision to purchase 42 acres when our headquarters building will only occupy approximately 16 acres is so that we will have additional room to grow if we need to expand in the future. The additional land also provides added security for our headquarters. This new building is scheduled for completion in the summer of 2011, just prior to the current lease expiration.

The current annual expense for leasing office space is $3.9 million. CFC estimates that when completed, the operating expenses including depreciation for the new office building will be approximately $3.6 million annually. In addition, by building the new headquarters instead of continuing to lease office space, CFC is locking in future costs rather than being subject to the volatility of the real estate market whenever the lease is renegotiated.

We do not believe including the above details in our disclosure would be beneficial to investors as no material impact on our operations and operating results is expected related to the move from our current leased office space to the new CFC-owned office space.

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We will add to our Item 2 disclosure in the 2010 Form 10-K that we expect no material impact on our operating results as a result of the change from leasing to owning our headquarters building because the annual cost of operating, maintaining and depreciating the new building is approximately equivalent to the annual cost of the lease.

35.
With regard to the $524 million ICC loan that is non-performing as well the $491 million of non-performing restructured loans, both disclosed on pages 36-38, and with a view towards future disclosure, advise the staff as to the amount of subordinated certificates held by members or associates with these non-performing loans (including restructured loans) as of 5/31/09. In addition, advise us if interest is still being paid on these certificates. In addition, advise us if any member or associate with non-performing loans received any of the $41 million used to retire allocated net earnings in September 2009 or are entitled to any of the $85 million authorized for capital retirement. We may have further comment.

Response:

As of May 31, 2009, there were no subordinated certificates held by ICC and there were no subordinated certificates held by CoServ related to their restructured loans. We exercised our right to offset ICC and CoServ investments in subordinated certificates in prior years.

As part of the restructuring of CoServ’s loan, we may be obligated to provide up to $204 million of senior secured capital expenditure loans to CoServ for electric distribution infrastructure through December 2012. At May 31, 2009, there was $20 million outstanding under this capital expenditure loan facility. This loan is classified as performing and is eligible to receive an allocation of patronage capital.  At May 31, 2009, Coserv had $408,000 of loan subordinated certificates outstanding related to the $20 million advance. CoServ’s loan subordinated certificates are non-interest bearing.

At the end of each fiscal year, in accordance with District of Columbia cooperative law and our charter documents, our Board of Directors allocates our net earnings to members in the form of patronage capital and to Board-approved reserves. The amount of net earnings allocated to each member is based on the interest income CFC earned on loans outstanding to that member during the fiscal year. For fiscal year 2009, our Board of Directors authorized the retirement of allocated net earnings totaling $41 million, representing 50 percent of the fiscal year 2009 allocation. For fiscal year 2008, our Board of Directors authorized the retirement of $85 million of allocated net earnings, representing 70 percent of the allocated net earnings for fiscal year 2008 and one-ninth of the allocated net earnings of fiscal years 1991, 1992 and 1993.

ICC has not made debt service payments on its loans since early in calendar year 2005, thus there was no interest earned on the ICC loans for any year since fiscal year 2005. As a result, ICC was not eligible to receive an allocation of the net earnings for fiscal years 2009 and 2008. Since there was no allocation for fiscal years 2009 and 2008 and since we exercised our right to offset amounts allocated to ICC in all prior years, they did not receive any of the

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patronage capital retirements totaling $41 million or $85 million that were returned to members in September 2009 and October 2008, respectively.

CoServ is not eligible for patronage capital retirements or allocations related to its restructured loan and we exercised our right to offset amounts allocated to CoServ as patronage capital for all years prior to the bankruptcy filing in 2002. CFC is earning interest income on the $20 million performing capital expenditure loan, thus CoServ did receive an allocation of patronage capital related to this loan for fiscal years 2009 and 2008. CoServ received $63,000 of the $41 million retirement in September 2009 and received $113,000 of the $85 million authorized for retirement in October 2008.

Minority Interest, page 30

36.
Please provide us the facts and circumstances and your accounting analysis related to the $6 million equity deficit of NCSC.  Specifically identify the prior and new accounting guidance used to account for this deficit and the requirement to absorb the excess loss.

Response:

Previously under ASC 810-10-45-7, CFC, as the majority interest, was required to absorb losses applicable to NCSC, as the minority interest, in excess of their equity. Under the same guidance, future NCSC earnings were first used to offset losses previously absorbed by CFC before becoming available to NCSC equity.

At May 31, 2009, CFC was required to absorb NCSC’s $6 million equity deficit rather than presenting such deficit in minority interest. The loss causing the deficit at NCSC was due to the decline in the fair value of NCSC’s derivatives and therefore does not represent a loss that was funded by CFC.

On June 1, 2009, CFC implemented ASC 810-10-65-1 which supersedes ASC 810-10-45-7 with revised guidance outlined in ASC 810-10-45-20 and 21. Under this new guidance, the noncontrolling interest is required to absorb its losses even if it results in a deficit equity balance for the noncontrolling interest. Since ASC 810-10-45-7 was superseded and ASC 810-10-65-1 only allows prospective application of its accounting requirements, CFC is no longer able to recoup the $6 million unfunded loss reported in consolidated equity at May 31, 2009 through absorption of future NCSC earnings. As a result, this amount will be reported as part of CFC equity for as long as NCSC is in business.

Executive Compensation, page 68

37.	Please provide to us and undertake to include in your future filings, revision of the first paragraph of the section entitled Compensation Analysis regarding compensation of your CEO as follows:

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•	disclose whether any of the members of the peer group used by Mercer were not for profit entities;

•
discuss the benefits and detriments of designing a peer group consisting of “financial institutions that are premier private market, commercial and/or mission driven lenders offering full service financing, investment and related services” when you are a cooperative not for profit association that offers a limited number of financial products solely to your members in two industries; and

•	disclose how many of the members of the peer group had assets that were greater than yours.

Response:

In response to the Staff’s comment, we propose in applicable future filings to revise the first paragraph of disclosure currently found under the caption “Compensation Analysis” in our 2009 Form 10-K as follows (with such additional modifications as necessary to update the disclosure for the applicable period):

In fiscal year 2009, Mercer was engaged by the Compensation Committee to conduct a compensation survey to provide compensation data for the CEO position using peer organizations identified by Mercer through interviews with each member of the Compensation Committee. Mercer included companies in the compensation comparison group that were similar to CFC in asset size, industry and business description. The group included financial institutions that are private market, commercial and/or mission-driven lenders, offering full service financing, investment and related services. The companies targeted as peer companies included three Farm Credit systems and 10 regional banks or financial services companies. These companies were chosen because their businesses are similar to CFC’s. The Farm Credit systems are also similar to CFC in that they are not a for-profit entities that provide financial services.  Although CFC is not focused on profits like the for-profit institutions in the peer group, the demands of its role as a lending institution are similar to the demands imposed by these companies and serve as a useful reference because they employ executives that have skills and expertise consistent with what CFC would seek if it had to replace the CEO. The targeted companies had assets ranging from approximately 50 percent to 200 percent of CFC’s May 31, 2008 total assets of $19.38 billion, and included seven companies with greater total assets than CFC’s. The comparator group consisted of financial services organizations New York Community Bancorp, Inc., Student Loan Corp., Astoria Financial Corp, Nelnet, Inc., Indymac Bancorp*, Webster Financial Corp., and Flagstar Bancorp, as well as three Farm Credit System peers. (*The Federal government took control of IndyMac Bank in July 2008, and, therefore, this organization will not be a peer organization in Mercer’s 2009 survey, which will be considered by the Compensation Committee with respect to fiscal 2010. Since 2007

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compensation data was available however, it was used in the 2008 peer group summary prepared by Mercer which the Compensation Committee considered with respect to fiscal 2009.)

38.
Please provide to us and undertake to include in your future filings, revision of the first paragraph of the section entitled Compensation Analysis regarding compensation of your other executive officers as follows:

•	disclose whether any of the members of the peer group used by your CEO to determine executive compensation were not for profit entities;

•	identify the particular “national credible compensation surveys” utilized by your CEO to benchmark executive compensation;

•	identify the component companies used by the CEO to benchmark executive compensation consistent with Item 402(b)(2)(xiv);

•
explain why the CEO “did not review or consider the underlying organizations comprising the survey information” given the differences between you and most for profit banks and financial institutions; and

•
explain your claim that the CEO set pay “within the 50th percentile of comparative pay for similar positions” to discuss whether these were similar positions at full fledged commercial banks as opposed to not for profit non bank lenders.

Response:

The CEO’s review of survey data is not undertaken as a benchmarking practice but rather the CEO used broad-based third party surveys to gain a general understanding of compensation levels for executives like the other named executive officers. CFC does not believe that a list of such companies would provide additional meaningful disclosure to investors because of the large number of entities in these surveys. The components of the narrower peer group that is used by the Compensation Committee in setting compensation for the CEO are disclosed. In response to the Staff’s comment, we propose in applicable future filings to revise the second paragraph of disclosure currently found under the caption “Compensation Analysis” in our 2009 Form 10-K as follows (with such additional modifications as necessary to update the disclosure for the applicable period):

In determining the base compensation paid to our other named executive officers, the CEO reviewed national, credible third-party compensation surveys (including the Mercer Executive and CompAnalyst surveys) for financial services and other organizations of similar asset size as CFC in order to obtain a general understanding of current compensation practices and to ensure that the base pay component of compensation for the named executive officers other than the CEO is competitive with such institutions. CFC has historically recruited non-CEO talent from for-profit companies and from industries outside

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the financial services sector. As a result, the CEO considers data from surveys covering a larger and broader group of for-profit companies in setting compensation for the other named executive officers than the Compensation Committee considers in setting compensation for the CEO. The CEO considered the data to gain a general understanding of current compensation practices at institutions of similar asset size to CFC, and did not review or consider underlying data pertaining to individual organizations comprising any of the survey groups. Instead, the CEO considered the aggregate compensation data to enhance his understanding of current practices in setting compensation at competitive levels.

39.
Please provide to us and undertake to include in your future filings, revision of the section entitled Long-Term Incentive, on page 71 consistent with Rule 402 and particular Rule 402(a)(2) which requires that the disclosure be “clear concise and understandable.”

Response:

In response to the Staff’s comment, we propose to revise the Long-Term Incentive disclosure in future filings as follows:

Long-Term Incentive – the long-term incentive program is a three-year plan that is tied to CFC’s long-term strategic objectives. The long-term incentive program was implemented to create dynamic tension between short-term objectives and long-term goals. It is also an effective retention tool, helping the Company keep key employees, and supports CFC’s efforts to compensate its employees at market competitive levels.

All employees employed on the first day of the fiscal year, June 1, are eligible to participate in the program for the performance period beginning on that date. Under the long-term incentive program, performance units covering a three-year performance period are issued to each eligible employee at the start of each fiscal year.  The long-term incentive is paid out in one lump sum after the end of the performance period, subject to approval by the Board of Directors and the continued employment of the participant by CFC on the date of payment.  We sometimes refer to each three-year performance period as a program cycle.

The performance measure for all active long-term incentive plans is the achievement of bond rating targets for our senior secured debt as rated by three rating agencies:  Standard & Poor’s Corporation, Fitch Ratings, and Moody’s Investors Service. The value of the performance units will range from $0 to $150 per performance unit according to the level of CFC’s secured debt ratings by the three rating agencies. To achieve the highest value of $150, which exceeds the targeted value, all three agencies would have to raise CFC’s long-term secured debt rating to AA (or the equivalent rating at Moody’s). To determine the payout value of performance units, the ratings are given a numerical value, i.e., 2 for A+ stable, 3 for A+ positive, etc. The ratings from each of the three agencies are then averaged to achieve the final value of the performance units.

The number of performance units awarded to each employee for each program cycle is calculated by dividing a percentage, typically ranging from 15 percent to 25 percent, of the

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participant’s base pay on the first day of the program cycle, by the payout value assigned to the target rating level. For the program cycle ending May 31, 2009, the target rating level was “AA- Stable”, which was assigned a payout value of $100 per performance unit.  For the named executive officers, the number of performance units awarded for that program cycle was based on 25 percent of each named executive officer’s base pay on June 1, 2006. If the highest rating level was achieved at the end of that program cycle, resulting in payout of $150 per performance unit, the long-term incentive pay for named executive officers would have been 37.5 percent of 2006 base pay.

The following table shows the potential payout values for performance units awarded for the program cycle that ended May 31, 2009:

Table omitted here. The table to be included in future filings will be consistent with the table included on page 71 of the 2009 Form 10-K.

CFC uses our senior secured debt rating as the performance measure for the long-term incentive plan because, as a financial services company, CFC is dependent on the capital markets and stronger ratings lead to lower interest cost and more reliable access to the capital markets. Since we have no publicly-held equity securities and our objective is to offer our members cost-based financial products and services consistent with sound financial management rather than to maximize net income, more traditional performance measures such as net income or earnings per share would not be appropriate.

As of May 31, 2009, there were three active long-term incentive plans in which named executive officers are participants. Performance units issued to named executive officers in June 2006 had a payout value based on our senior secured debt ratings in place on May 31, 2009; performance units issued to named executive officers in June 2007 will have a payout value based on senior secured debt ratings in place on May 31, 2010; and performance units issued to named executive officers in June 2008 will have a payout value based on senior secured debt ratings in place on May 31, 2011. Payments made to named executive officers for fiscal year 2009 were for performance units issued in June 2006 and were based on the May 31, 2009 senior secured debt rating level of A+ stable outlook, which has a value of $40 per performance unit, or 40 percent of the targeted opportunity (which is 10 percent of June 2006 base pay).

Review and Approval of Transaction with Related Persons, page 79

40.
Please provide to us and undertake to include in your future filings, revision of this section to clarify whether your directors participate, directly or indirectly, in the approval of loans, guarantees or other financial transactions with any entity with which they serve as a director, executive officer, or otherwise has a direct or indirect material interest.

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Response:

In response to the Staff’s comment, we propose to combine and revise the sections “Review and Approval of Transactions with Related Persons” and “Policy and Procedures” in future filings as follows:

Review and Approval of Transactions with Related Persons
Our Board of Directors has established a written policy governing related person transactions. The policy covers transactions with related persons such as our directors and executive officers and their immediate family members and entities, such as certain of our members, of which any of our directors or executive officers is an executive officer, director or employee or otherwise controls. Under this policy, a related person transaction is any transaction in which we are a participant involving in excess of $120,000 in which a related person had, has or will have a direct or indirect material interest, other than compensatory and expense reimbursement arrangements, transactions where the related person’s interest arises only from the person’s position as a director of another entity that is a party to the transaction, and transactions that are deemed to be related credits. Such related person transactions are subject to review and approval by the General Counsel, or in some cases the Board of Directors (excluding any interested Director), based on whether the transaction is fair and reasonable to CFC and consistent with the best interests of CFC.

Related credits are extensions of credit to, or for the benefit of, related persons and entities that are made on substantially the same terms as, and follow underwriting procedures that are no less stringent than, those prevailing at the time for comparable transactions generally offered by CFC. Related credits are not subject to the procedures for transactions with related persons because we were established for the very purpose of extending financing to our members. We therefore enter into loan and guarantee transactions with members of which our officers and directors are members, employees, executive officers or directors in the ordinary course of our business.  All related credits are reviewed from time to time by our internal corporate credit committee, which monitors our extensions of credit, and our independent third party reviewer, which reviews our credit extension policies on an annual basis. All loans, including related credits, are approved in accordance with an internal credit approval matrix, with each level of risk or exposure potentially escalating the required approval from our lending staff to management, a credit committee, or the Board of Directors. Related credits of $250,000 or less are generally approved by our lending staff or internal corporate credit committee. Any related credit in excess of $250,000 requires approval by the full Board of Directors, except that any interested directors may not participate, directly or indirectly, in the deliberations or vote with respect to such approval. To ensure compliance with this policy, no related persons may be present in person or by teleconference while a related credit is being considered. Under no circumstances may we extend credit to a related person or any other person in the form of a personal loan. The CEO has authority to approve emergency lines of credit. Notwithstanding the related person transaction policy, the CEO will extend such lines of credit in qualifying situations to a member of which a CFC director was a director or officer, provided that all such credits are underwritten in accordance with

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prevailing standards and terms.  Such situations are typically weather-related and must meet specific qualifying criteria.

Related Person Transactions, page 80

41.
Please provide to us and undertake to include in your future filings, revision of this section to disclose the number and aggregate dollar value of new loans, loan guarantees, letters of credit or other financial product or service that you made during each of the past five years to any entity with which one of your directors has a direct or indirect material interest. In addition, disclose the number of your directors who are affiliated with members that received loans or other extension of credit from you during each of the past three years.  Please provide to us a list of all loans and their amounts made during each of the past three fiscal years to entities with which any director is affiliated.

Response:

We were established for the very purpose of extending financing to our members, from which our directors must be drawn, and therefore regularly enter into loan and guarantee transactions with members. Such transactions are entered into in the ordinary course of our business on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other members and which do not involve more than normal risk of uncollectibility or present other unfavorable features.  We propose to add disclosure to the foregoing effect in this section in our future filings (previously, there was disclosure to this effect in the “Independence Determinations” section). In accordance with the exclusion for lending institutions included in the instructions to Item 404(a) of Regulation S-K, we do not propose to disclose specific loans made to members affiliated with our directors.

As requested by the staff, please see Attachment C hereto for a list of all loans and their amounts made during each of the past three fiscal years to entities with which any director is affiliated. The attached list specifies newly approved loans and lines of credit and does not include existing loan facilities or lines of credit which were drawn upon during that period.

Consolidated Statements of Operations, page 92

42.
We note you present derivative cash settlements which represent the net settlements received/paid on interest rate and cross currency exchange agreements that do not qualify for hedge accounting in non-interest income and that you present the related change in derivative forward value separately in non-interest expense. We do not believe that the presentation of unrealized gains and losses in one income statement line with reclassification of realized gains and losses to another line is appropriate.  Please revise future filings to present the cash settlement and change fair value in non-interest income.

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Response:

We revised our Consolidated Statements of Operations in the February 28, 2010 Form 10-Q to present derivative cash settlements and the derivative forward value netted together on one line called “derivative gains (losses)” as part of non-interest income. Footnote 1 on page 10 of the Form 10-Q included a reclassification note to explain that prior year amounts were reclassified to conform to the current year presentation. We will make this change to the Consolidated Statements of Operations in our future filings.

Note 1 General Information and Accounting Policies

(g) Loans to Members, page 98

43.
Please revise to disclose, if true, that you use the interest method to recognize interest income on loans to members.  If you do not use the interest method, please tell us your revenue recognition methodology and provide the accounting guidance that supports it.

Response:

We added the following language to footnote 1 related to our revenue recognition policy for interest income in our February 28, 2010 Form 10-Q (see page 10), and intend to continue to include this language in future filings.

(r)      Interest Income

Interest income on loans is recognized using the interest method.

(l) Foreclosed Assets, page 99

44.
You disclose that you record foreclosed assets received in satisfaction of loan receivables at fair value on page 99 and at cost on page 110. Please clarify your measurement policy in future filings.  If you do not initially measure foreclosed assets at fair value, please tell us how your policy is consistent with ASC 310-40-40 and tell us the accounting guidance that supports your policy.

Response:

We clarified our accounting for foreclosed assets in footnote 4 on page 15 of our February 28, 2010 Form 10-Q. Foreclosed assets are initially recorded at the fair value of the underlying assets and are evaluated periodically for impairment thereafter. We stated on page 110 of the 2009 Form 10-K that our foreclosed assets are recorded at cost because we record our foreclosed assets at the lower of the carrying amount (cost) or fair value. Any loss due to

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impairment establishes a new cost basis. We will clarify our disclosures about the accounting for foreclosed asset in future filings.

Note 4 Foreclosed Assets, page 110

45.	Please tell us in detail and revise future filings to clarify how lower gas prices resulted in a decrease the fair value of the underlying collateral fiscal year 2009.

Response:

We disclosed in footnote 4 on page 15 of the February 28, 2010 Form 10-Q and will disclose in future filings that the collateral for both land development loans classified as foreclosed assets includes developed lots and land, raw land, and underground mineral rights. The change in natural gas prices influences the fair value of those mineral rights each quarter.

The value of mineral rights is determined based on the present value of projected cash flow received from production of natural gas. There are number of factors that influence the projected cash flow received from mineral rights. The primary factors include number of wells, projected natural gas production levels, and prices of natural gas. To the extent that natural gas price decreases, our projected cash flow received from mineral rights will decrease and as a result, the fair value of the underlying collateral will decrease.

Note 8 Derivative Financial Instruments, page 115

46.
You disclose that you have a claim of $26 million against LBHI and LBSF related to terminated interest rate swaps and that you have recorded a receivable of $7 million at May 31, 2009.  You also disclose that you used market data that indicated values for LBHI bonds of 10 cents and 15 cents on the dollar as a proxy for the potential recovery from both LBHI and LBSF.  It appears that the market date would support a receivable of $2.6 million to $3.9 million.  Please tell us why you believe this market data supports your receivable and provide us any other information on which you relied to support the recovery of your receivable.

Response:

We had seven interest rate exchange agreements with LBSF as the counterparty with a LBHI guarantee of LBSF’s performance under the contract. At the time we estimated the value of our claim there was no data available on LBSF with regard to the total assets or claims on those assets for which to estimate the recovery from LBSF. There was data available with regard to the price paid for LBHI bonds, which was within a range of 10 to 15 cents on the dollar. Since there was no data available on LBSF at that time, we used the midpoint of the range of recovery for LBHI exposure as the proxy for the recovery for LBSF exposure. We have a claim first on LBSF and then we have a claim on LBHI for any amount that we do not recover from LBSF. Therefore, the estimated recovery was 10 to 15 cents on the dollar from LBSF plus 10 to 15 cents on the dollar from LBHI, for an aggregate estimated recovery of 20

Confidential Treatment Requested by
National Rural Utilities Cooperative Finance Corporation
Pursuant to Rule 83 Under the Freedom of Information Act 1

to 30 cents on the dollar. We used a midpoint of that estimated recovery, or 25 cents on the dollar.

We settled our claims against LBSF and LBHI in December 2009 for 33 cents on the dollar or a total of $8.1 million.

Note 13 Guarantees

Long-term Tax-Exempt Bonds, page 122

47.
You disclose that member systems have agreed to make up deficiencies in the debt service reserve funds for certain long-term tax-exempt bonds.  Please revise future filings to clarify why there are deficiencies in the debt service reserve funds and what the risk to the company is related to the deficiencies.

Response:

Our revised disclosure related to the debt service reserve fund, including clarification of why there may be deficiencies in the debt service reserve funds and risk related to any deficiencies, can be found in our response to the Staff’s comment #4. We note that, as stated in the proposed disclosure, a deficiency in the fund would occur when (1) the member does not pay the full amount of the periodic debt service as due to the trustee and (2) upon maturity the trustee uses the amount of the debt service reserve fund to reduce the final payment required by the member. In the case of (1) above, the member will be required to replenish the debt service reserve fund to the amount specified in the transaction documents. In the case of (2) above, in return for a lower final payment amount, the member will agree to CFC offsetting the member’s investment in the debt service reserve subordinated certificates against the member’s obligation to replenish the debt service reserve fund. In either case, there is no risk to CFC related to a deficiency in the debt service reserve fund as CFC has the right at any time to offset the member's investment in the debt service subordinated certificate against the amount that the member is required to pay to replenish the debt service reserve fund. There have been no deficiencies in the debt service reserve fund related to any of our tax-exempt bond guarantees.

* * * * * * * * * * * * *

In connection with responding to our comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                      If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 703-709-6716 or our outside legal counsel, Stuart Stein, at 202-637-8575.

Sincerely,

/s/ Robert E. Geier
Robert E. Geier
Controller
(Principal Accounting Officer)

cc:                      Sheldon C. Petersen, Chief Executive Officer
       Steven L. Lilly, Chief Financial Officer
                   John J. List, General Counsel

ATTACHMENT A

NOTE ABOUT NUMERICAL DATA:  The following language is provided as sample disclosure and generally reflects results as reported in the Company’s Form 10-K for the period ended May 31, 2009. We have not undertaken to update such data as of any particular date and in some cases have omitted data where new information is prepared to be provided in future filings.

PART I

Item 1.	Business.

General

National Rural Utilities Cooperative Finance Corporation (referred to as "CFC," "the Company," "we," "our," or "us") is a cooperative association incorporated under the laws of the District of Columbia in April 1969. Our principal purpose is to provide our members with financing to supplement the loan programs of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. We make loans to our rural electric members so they can acquire, construct and operate electric distribution, generation, transmission and related facilities. We also provide our members with credit enhancements in the form of letters of credit and guarantees of debt obligations. As a cooperative, we are owned by and exclusively serve our membership which consists solely of not-for-profit entities or subsidiaries or affiliates of not-for-profit entities. We are exempt from federal income taxes under Section 501(c)(4) of the Internal Revenue Code. As a member-owned cooperative, we have no publicly-held equity securities outstanding. We fund our activities primarily through a combination of publicly and privately-held debt securities and member investments. CFC’s objective is to offer our members cost-based financial products and services consistent with sound financial management and is not to maximize net income. As described under Allocation and Retirement of Patronage Capital on page 34, we allocate our net earnings, which consist of net income excluding certain non-cash accounting effects, annually to a cooperative educational fund, a members' capital reserve and to members based on each member's patronage of our loan programs during the year.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, are available, free of charge, at www.nrucfc.coop (under the link “Investors/Financial Reports”) as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. These reports are also available free of charge on the SEC website at www.sec.gov. Information posted on our website is not incorporated by reference into this Form 10-K.

For financial statement purposes, CFC’s results of operations and financial condition are consolidated with and include Rural Telephone Finance Cooperative ("RTFC") and National Cooperative Services Corporation ("NCSC"). Unless stated otherwise, references to "we," "our," or "us" relate to the consolidation of CFC, RTFC, NCSC and certain entities created and controlled by CFC to hold foreclosed assets and accommodate

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loan securitization transactions. The operations for CFC, RTFC and NCSC are reported as separate segments. See Note 17 to the consolidated financial statements for further information the amount of revenues, profit or loss and total assets for each of our segments.

RTFC is a cooperative association originally incorporated in South Dakota in 1987 and reincorporated in the District of Columbia in 2005. RTFC’s principal purpose is to provide and arrange financing for its rural telecommunications members and their affiliates. RTFC’s membership consists of a combination of not-for-profit entities and for-profit entities. CFC is the sole lender to and manages the lending activities and business affairs of RTFC through a long-term management agreement. Under a guarantee agreement, RTFC pays CFC a fee and in exchange CFC reimburses RTFC for loan losses. RTFC is headquartered with CFC in Herndon, Virginia. RTFC is a taxable cooperative that pays income tax based on its net income, excluding net income allocated to its members, as allowed by law under Subchapter T of the Internal Revenue Code.

NCSC was incorporated in 1981 in the District of Columbia as a cooperative association. The principal purpose of NCSC is to provide financing to the for-profit and non-profit entities that are owned, operated or controlled by, or provide substantial benefit to, members of CFC. NCSC's membership consists of CFC and distribution systems that are members of CFC or are eligible for such membership. CFC is the primary source of funding to and manages the lending activities and business affairs of NCSC through a management agreement which is automatically renewable on an annual basis unless terminated by either party. Under a guarantee agreement, NCSC pays CFC a fee and in exchange CFC reimburses NCSC for loan losses. NCSC is headquartered with CFC in Herndon, Virginia. NCSC is a taxable corporation.

Our Business Development

Our business strategy and policies are set by our Board of Directors and, in general, may be amended or revised from time to time by the Board of Directors without a vote of our members. We have undertaken the following initiatives as a result of the strategic planning of our Board of Directors:  (i) focusing on electric lending while decreasing telecommunications exposures, (ii) enhancing credit risk management, (iii) obtaining diverse sources of funding to meet our capital needs and (iv) increasing equity investments by our members.

Focus on Electric Lending
We focused on lending to our electric systems while decreasing our telecommunications exposure through RTFC. CFC’s primary focus is lending to its core distribution and power supply members that represent 90 percent of the outstanding loan portfolio at May 31, 2009. RTFC focuses on its core client base of small and medium-sized, locally-owned and operated telecommunications providers and provides the majority of its loans for local exchange carrier infrastructure. In response to the fast pace of technological change and to potential changes to the Telecom Act and the Universal Service Fund, RTFC shortened tenors and became more selective as to the companies it finances. An adequate supply of federal financing has been, and continues to be, available to the rural

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telecommunications industry through RUS. As a result of mergers and consolidations throughout the telecommunications industry in recent years, RTFC exited several deals when a post-merger surviving entity has direct access to the capital markets. Therefore, RTFC’s portfolio has decreased by 177 percent over the last five years.

Credit Risk Management
Our staff has a strong understanding of the credit quality of our members and the rural electric and telecommunications industry. In 2002, we took steps to formalize our monitoring of credit quality through the establishment of a Credit Risk Management group and the implementation of a borrower risk rating system.  In conjunction with establishing credit policies and overseeing the borrower risk rating system, the Credit Risk Management group facilitates the activities of our internal credit committee. This committee performs a vital role in maintaining a balance between the credit needs of our members and the requirements for sound credit quality of our loan and guarantee portfolio. Functional responsibilities of the credit committee include analyzing (i) monthly reports prepared on each business segment and consolidated into our overall reports, (ii) loan stratification reports prepared by borrower and facility rating for each business segment, and (iii) reports on the top 40 overall borrowers and top 20 borrowers by business segment. Our credit committee also continues to work on improving our internal borrower risk rating system. The credit committee monitors selected rating changes and monitors rating integrity. As part of our financing credit culture, we imposed additional requirements on single obligors and increased our participation in loan syndications to effectively manage portfolio risk. Our internal risk ratings and credit policies are reviewed periodically by external consultants who confirm the integrity of specific risk ratings and provide recommendations to management and the Board of Directors.

Diverse Funding Sources
We continue to pursue diverse sources of funding other than through the capital markets. In addition to debt security offerings of collateral trust bonds, medium term notes and the sale of our commercial paper, we utilize the Rural Economic Development Loan and Grant government guarantee note program and note and whole loan sale programs with the Federal Agricultural Mortgage Corporation to meet our capital needs. In June 2005, we entered into the first of three bond purchase agreements with the Federal Financing Bank, each of which are guaranteed by the U.S. Department of Agriculture. The guarantee fee paid to the government by CFC in connection with these borrowings are used to fund economic development programs in the rural areas served by electric cooperatives. Beginning in December 2008, we entered into four note purchase agreements with the Federal Agricultural Mortgage Corporation. The note purchase agreements allow us to borrow, repay and re-borrow funds up to amounts specified in the agreements at any time or from time to time as market conditions permit. We may select a fixed rate or variable rate at the time of each advance. We also developed a program to sell member distribution loans to the Federal Agricultural Mortgage Corporation as an additional form of liquidity. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources for additional information regarding our funding sources.

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Increase Member Investments and Equity Retention
We developed a corporate initiative to increase the investments of our members and our equity retention. There are two main actions being used to accomplish this initiative (1) we began to offer member capital securities, a 35-year unsecured and subordinate voluntary debt investment, to our members in November 2008 and (2) we adjusted the patronage capital allocation and retirement practices.

Member capital securities are unsecured obligations and subordinate to all of our existing and future senior indebtedness and all of our existing and future subordinated indebtedness that may be held by or transferred to non-members, but rank pari passu to all other member subordinated certificates. Each member capital security matures 35 years from its date of issuance. As of May 31, 2009, $278 million of member capital securities were issued.

In June 2009, we announced revisions to our guidelines related to the timing and amount of our patronage capital retirements in order to strengthen our equity position. At the end of each fiscal year, our Board of Directors allocates our net earnings to members in the form of patronage capital and to board approved reserves. We base the amount of net earnings allocated to each member on the members' patronage of our lending programs during the year. Our Board of Directors historically has voted to retire a portion of the prior year’s patronage capital allocation. Under the current guidelines, we retire 50 percent of our prior year’s margins and hold the remaining 50 percent for 25 years. The Board of Directors has the authority to change the patronage capital retirement amount and timing of payout at their discretion while maintaining our financial condition.

Our Loan Programs

CFC lends to its members and associates, RTFC lends to its members, organizations affiliated with its members and its associates and NCSC lends to its members, organizations affiliated with its members and organizations that provide a substantial benefit to the members of CFC. The loans of CFC, RTFC and NCSC  generally include material adverse change clauses.

CFC Loan Programs
Long-Term Loans
CFC’s long-term loans generally have the following characteristics:
•	terms of up to 35 years on a senior secured basis;
•	amortizing or bullet maturity loans with serial payment structures;
•	a useful life equal to or in excess of the loan maturity used to finance electric plant and equipment;
•	flexibility so a borrower can select a fixed interest rate for periods of one to 35 years or a variable rate; and
may be divided into various tranches with either a fixed or variable interest rate for each tranche.

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We allow members to select a fixed interest rate or a variable interest at the time of each advance on long-term loan facilities. When selecting a fixed rate the member has the option to choose a fixed rate for a term one year to the final maturity of the loan. When the selected fixed interest rate term expires, the borrower may select another fixed-rate term or the variable rate. We set electric long-term fixed rates daily and the long-term variable rate is set on the first business day of each month. The fixed rate on a loan is determined on the day the loan is advanced or repriced based on the term selected.

In addition to the loan standards above, to be in compliance with the loan agreement and  eligible for loan advances, distribution systems generally must maintain an average modified debt service coverage ratio, as defined in the loan agreement, of 1.35 or greater. Similarly, power supply systems generally must maintain a modified debt service coverage ratio, as defined in the loan agreement, of 1.0 or greater. We may make long-term loans to distribution and power supply systems, on a case-by-case basis, that do not meet these general criteria.

Short-Term Loans
Short-term loans are generally unsecured lines of credit.  Our line of credit loans are generally advanced at variable interest rates. These variable interest rates may be set on the first business day of each month or mid-month. The principal amount of line of credit loans with maturities of greater than one year generally must be paid down to a zero outstanding principal balance for five consecutive days during each 12-month period. Line of credit loans (sometimes referred to as “bridge loans”) are also made available when a member has either received RUS approval to obtain interim financing or submitted a loan application that is pending approval from RUS. Advances under these interim facilities must be repaid with advances from RUS long-term loans.

RTFC Loan Programs
The RTFC loan portfolio is concentrated in the core rural local exchange carrier segment of the telecommunications market. Most of these rural local exchange carriers evolved from solely being voice service providers to being providers of voice, data and, often times, video and wireless services. Rural local exchange carriers are generally characterized by the low population density of their service territories. Services are generally delivered over networks that include fiber optic cable and digital switching. There is generally a significant barrier to competitive entry.

The businesses to which the remaining RTFC loans have been made support the operations of the rural local exchange carriers and are owned, operated or controlled by rural local exchange carriers. Many such loans are supported by payment guarantees from the sponsoring rural local exchange carriers.

Long-Term Loans
RTFC makes long-term loans to rural telecommunications companies and their affiliates for the acquisition, construction or upgrade of wireline telecommunications systems, wireless telecommunications systems, fiber optic networks, cable television systems and

5

other corporate purposes. RTFC’s long-term loans generally have the following characteristics:
•	terms not exceeding 10 years on a senior secured basis;
•	flexibility so a borrower can select a fixed interest rate for periods from one year to the final loan maturity or a variable interest rate;
•	may be divided into various tranches with either a fixed or variable interest rate for each tranche.

When a selected fixed interest rate term expires, the borrower may select another fixed-rate term or a variable rate. The fixed rate on a loan is determined on the day the loan is advanced or converted to a fixed rate based on the term selected and the long-term variable rate is set on the first business day of each month.

To borrow from RTFC, a wireline telecommunications system generally must be able to demonstrate the ability to achieve and maintain an annual debt service coverage ratio and an annual TIER of 1.25 and 1.50, respectively. To borrow from RTFC, a cable television system, fiber optic network or wireless telecommunications system generally must be able to demonstrate the ability to achieve and maintain an annual debt service coverage ratio of 1.25.

Short-Term Loans
Short-term loans are generally unsecured lines of credit.  These line of credit loans are designed primarily to assist borrowers with liquidity and cash management. RTFC provides line of credit loans to telecommunications systems for periods generally not to exceed five years. These line of credit loans are typically revolving facilities and generally require the borrower to pay off the principal balance for five consecutive business days at least once during each 12-month period.

Interim financing line of credit loans are also made available to telecommunications systems when a member has either received RUS approval to obtain interim financing or when a submitted loan application is pending approval from RUS. These loans are for terms up to 24 months and the borrower must repay the RTFC loan with advances from the RUS long-term loans.

NCSC Loan Programs
NCSC makes long-term and short-term loans to its members, organizations affiliated with its members and organizations that provide benefit to CFC members. Loans may be secured or unsecured. The loans to the affiliated organizations may provide a guarantee of repayment to NCSC from the CFC member cooperative with which it is affiliated.

Long-Term Loans
NCSC’s long-term loans generally have the following characteristics:
•	terms of up to 35 years on a senior secured basis;
•	amortizing or bullet maturity loans with serial payment structures;
•	a useful life equal to or in excess of the loan maturity used to finance electric plant and equipment;

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•	flexibility so a borrower can select a fixed interest rate for periods of one to 35 years or a variable rate; and
•	may be divided into various tranches with either a fixed or variable interest rate for each tranche.

NCSC allows members to select a fixed interest rate or a variable interest at the time of each advance on long-term loan facilities. When selecting a fixed rate the member has the option to choose a fixed rate for a term one year to the final maturity of the loan. When the selected fixed interest rate term expires, the borrower may select another fixed-rate term or the variable rate. We set NCSC long-term fixed rates daily and the long-term variable rate is set on the first business day of each month. The fixed rate on a loan is determined on the day the loan is advanced or repriced based on the term selected.

In addition to the loan standards above, to be in compliance with the loan agreement and  eligible for loan advances, distribution systems generally must maintain an average modified debt service coverage ratio, as defined in the loan agreement, of 1.35 or greater. Similarly, power supply systems generally must maintain a modified debt service coverage ratio, as defined in the loan agreement, of 1.0 or greater. We may make long-term loans to distribution and power supply systems, on a case-by-case basis, that do not meet these general criteria.

Short-Term Loans
Short-term loans may be provided on a secured or unsecured basis.  NCSC line of credit loans are generally advanced at variable interest rates. These variable interest rates may be set on the first business day of each month or mid-month. The principal amount of line of credit loans with maturities of greater than one year generally must be paid down to a zero outstanding principal balance for five consecutive days during each 12-month period.

Interest Rates on Loans
As a member-owned cooperative finance company, we are a cost-plus lender. Our interest rates are set primarily based on our cost of funding, general and administrative expenses, loan loss provision and a reasonable level of earnings. Various standardized discounts reduce the stated interest rates for Class A and Class B borrowers (see page 16 for a description of borrower classes) meeting certain criteria related to business type, performance, volume and whether they only borrow from us.

If a fixed rate is selected for a term of less than the final maturity of the loan, upon expiration of that fixed rate term, the member must select another fixed rate for a term of one year or through the loan maturity or the variable rate.

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The table below shows the weighted-average loans outstanding to borrowers and the weighted-average interest rates thereon by loan type and by segment during fiscal years ended May 31:

	2009		2008
	Weighted- average	Weighted- average	Weighted- average	Weighted- average
	loans outstanding	interest rate	loans outstanding	interest rate
(dollar amounts in thousands)
Total by loan type: (1)
Long-term fixed-rate loans	$14,710,754	5.93%	$14,573,227	5.90%
Long-term variable-rate loans	1,654,355	5.34	1,170,017	6.94
Loans guaranteed by RUS	246,789	5.09	252,788	5.49
Short-term loans	2,034,736	4.05	1,310,313	5.89
Non-performing loans	495,014	-	504,310	0.01
Restructured loans	556,892	0.63	589,662	0.64
Total loans	$19,698,540	5.38%	$18,400,317	5.63%

Total by segment:
CFC	$17,579,888	5.43%	$16,167,441	5.67%
RTFC	1,693,123	4.50	1,791,100	4.96
NCSC	425,529	6.59	441,776	7.10
Total	$19,698,540	5.38%	$18,400,317	5.63%
(1) Loans are classified as long-term or short-term based on their original maturity.

Credit Process, Policies and Monitoring
Our Board of Directors establishes our loan policies and established a loan committee, comprised of no fewer than ten directors, that reviews the performance of the loan portfolio in accordance with those policies. The loan committee is authorized to approve loans based on levels of credit authorization, as well as exceptions to credit limitations and financing arrangements involving credits to entities where a director is either a director or officer of a member. The loan committee delegates certain loan approval authority to management. The determination to write-off all or a portion of any asset is reserved for the full Board of Directors. We have a Credit Risk Management group and an internal corporate credit committee that monitors the extension of credit based on our member risk rating system, our lending practices and our credit limitation tests. On an ongoing basis, the Credit Risk Management group monitors all past due, non-accrual and restructured facilities which are not performing under their original terms and reports to the loan committee at each board meeting. In addition, an independent third party reviews our risk rating system and credit extension practices periodically and reports to management and the Board of Directors recommendations for improvement.

Credit process
All loans are underwritten by our lending staff. Distribution loans generally have standard terms and conditions while generation and transmission loans and loans to our associates may be more customized. All loans are approved according to an internal credit approval matrix, with each level of risk or exposure escalating based on size and risk through lending staff and management, to a multi-department corporate credit committee, and to the Board of Directors if required by Board Policy.

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Monitoring process
Our credit monitoring function requires that our members with outstanding long-term loans annually submit to us audited financial statements, standard industry financial reports, and financial covenant compliance certificates. Risk ratings are updated annually or more often if there are credit events. The Corporate Credit Committee reviews extensions of credits requiring special attention. Our credit process is audited annually by internal auditing staff. An outside firm is engaged periodically to review the underwriting, oversight and risk ratings for a sample of credits. The results of the audit and review are communicated to the Board of Directors.

Loan Portfolio Performance
At May 31, 2009, there was only one borrower not making the required loan payments. This borrower has not made payments to us since 2005. At May 31, 2009, we had no other loans for which payments were more than 30 days delinquent.  Our members provide essential services and as such, they are insulated to some extent from the problems other companies may experience with regard to collection of amounts due during periods of recession. We have not experienced an increase in loan defaults since the start of the financial crisis in late calendar 2008. All loans classified as restructured are making payments as scheduled by the restructured agreements.  See Note 16, Restructured/Non-performing Loan Contingencies, for additional information on our restructured and non-performing loans.

In the last three fiscal years, 2007 to 2009, only four borrowers were in default of loan payments, all of which were telecommunications borrowers. We wrote off a total of $67 million related to three telecommunications borrowers, including a total of $61 million for the largest borrower during fiscal years 2007 and 2008. Two smaller write-offs totaling $6 million occurred in fiscal year 2009.  The loan default for the remaining borrower is still in the process of being resolved.

Our total loans outstanding increased by $2.1 billion over the last three fiscal years, 2007 to 2009. There was a slight decrease in the total loans outstanding during fiscal year 2007 of $233 million compared to the fiscal year 2006 and there were increases of $899 million and $1,161 million during fiscal years 2008 and 2009, respectively. Since we are limited to doing business with our members and associates, the growth in our loan portfolio is dependent on our members need for capital funding and the options available to them to obtain such funding. Thus it is very difficult to predict, with any certainty, the amount of new loan advances that will occur over the next twelve to eighteen months. This is especially true with the balance of line of credit loans which are used by our members to manage liquidity or for interim financing in anticipation of obtaining long-term RUS loans. Often times these interim financing lines of credit carry relatively large balances.

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Credit Concentration
Total loans outstanding by state or U.S. territory based on the location of the system's headquarters are summarized below at May 31:

(dollar amounts in thousands)
State/Territory	2009	2008	2007	State/Territory	2009	2008	2007
Alabama	$430,065	$414,961	$347,723	Montana	$128,563	$133,655	$132,603
Alaska	340,861	371,768	335,352	Nebraska	13,844	18,756	16,447
American Samoa	489	769	769	Nevada	171,754	155,625	147,401
Arizona	246,171	206,558	178,659	New Hampshire	132,741	143,417	149,496
Arkansas	615,429	522,018	518,273	New Jersey	18,806	17,747	18,217
California	37,270	25,968	27,283	New Mexico	32,254	36,636	32,344
Colorado	944,938	942,179	922,558	New York	14,523	19,735	19,844
Connecticut	200,000	200,000	200,000	North Carolina	468,240	487,249	519,214
Delaware	36,253	37,950	39,582	North Dakota	68,758	69,120	77,072
District of Columbia	9,298	9,514	9,717	Ohio	444,565	455,491	390,350
Florida	651,564	677,365	617,010	Oklahoma	500,189	483,623	480,536
Georgia	1,584,178	1,567,108	1,566,308	Oregon	303,926	303,166	305,506
Hawaii	6,443	6,804	7,157	Pennsylvania	375,549	357,337	376,193
Idaho	158,013	157,703	168,253	South Carolina	464,125	484,733	476,139
Illinois	661,632	600,571	543,389	South Dakota	142,582	147,916	161,247
Indiana	839,473	530,008	481,243	Tennessee	76,553	107,575	96,073
Iowa	493,722	465,056	482,513	Texas	3,332,283	3,044,117	2,618,010
Kansas	801,389	878,630	849,864	Utah	561,050	570,971	565,768
Kentucky	472,693	363,720	355,503	Vermont	79,131	74,957	75,905
Louisiana	388,490	333,984	320,765	Virgin Islands	523,758	491,706	492,795
Maine	4,093	4,566	9,884	Virginia	201,798	235,916	184,986
Maryland	216,468	224,754	206,491	Washington	161,099	122,674	110,907
Michigan	279,490	265,116	271,541	West Virginia	2,341	6,109	5,355
Minnesota	792,863	655,576	731,883	Wisconsin	418,898	384,748	369,427
Mississippi	422,625	395,423	366,989	Wyoming	121,011	133,087	117,374
Missouri	795,956	682,860	630,289	Total	$20,188,207	$19,026,995	$18,128,207

The service territories of our electric and telecommunications members are located throughout the United States and its territories, including 49 states, the District of Columbia, American Samoa and the U.S. Virgin Islands. Our members provide essential electric service and telecommunications services to customers in rural areas covering approximately 70 percent of the land mass of the contiguous United States. Each system is separate from other systems and there is significant variance in the size of each system, thus each system’s capital requirements will vary significantly. At May 31, 2009, 2008 and 2007, loans outstanding to any one borrower did not exceed 2.6 percent, 2.8 percent and 3.1 percent, respectively, of total loans outstanding. At May 31, 2009, 2008 and 2007, the top ten borrowers held approximately 18 percent of total loans outstanding.

At May 31, 2009, 2008 and 2007, the largest concentration of loans to borrowers in any one state was in Texas, which had approximately 17 percent, 16 percent and 14 percent, respectively, of total loans outstanding. No other state had a loan concentration exceeding 9 percent at May 31, 2009, 2008 and 2007. The primary factors contributing to the larger percentage of total loans outstanding to borrowers located in Texas compared to other states are that Texas has a larger number of total borrowers than any other state and the largest number of power supply systems (9 of our 68 power supply systems) which require significantly more capital than distribution systems and telecommunications systems.

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CFC, RTFC and NCSC each have policies limiting the amount of credit that can be extended to individual borrowers or a controlled group of borrowers. The credit limitation policies cap the total exposure and unsecured exposure to the borrower based on an assessment of the borrower's risk profile and our internal risk rating system. As a member-owned cooperative, we balance the needs of our members and the risk associated with concentrations of credit exposure. The respective boards of directors must approve new credit requests from borrowers with total exposure or unsecured exposure in excess of the limits in the policies. Management may use syndicated credit arrangements to minimize credit concentrations.

Total exposure, as defined by the policies, generally includes the following:
•	loans outstanding, excluding loans guaranteed by RUS;
•	our guarantees of the borrower's obligations;
•	unadvanced loan commitments;
•	borrower guarantees to us of another borrower's debt; and
•	any other indebtedness with us, unless guaranteed by the U.S. Government.

The calculation of total exposure includes facilities that might not be drawn by the borrower, such as lines of credit and loan commitments for projects that may be delayed or cancelled.

Unadvanced Commitments
At May 31, 2009, 2008 and 2007, we had the following amount of unadvanced commitments on loans to our members.

(dollar amounts in thousands)	2009	2008	2007
Long-term	$5,609,977	$5,976,032	$5,703,804
Short-term	7,941,146	7,597,712	7,200,156
Total	$13,551,123	$13,573,744	$12,903,960

CFC	$12,804,021	$12,698,199	$12,113,966
RTFC	457,022	562,389	473,762
NCSC	290,080	313,156	316,232
Total	$13,551,123	$13,573,744	$12,903,960

Prior to making an advance under our unadvanced commitments, we confirm there has been no material adverse change in the borrower’s business or financial condition since we approved the loan.

We believe it would be unlikely for members to draw all of their long-term unadvanced commitments in the near term because of the following:
•	electric cooperatives typically execute loan contracts to cover multi-year work plans and as such, it is expected that advances on such loans will occur over a multi year period;
•	electric cooperatives generate a significant amount of cash from the collection of invoices from their customers, so they usually do not need to draw down on loan commitments for operating cash flows;

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•	we do not charge our members a fee on the amount of the unadvanced commitment; and
•	unadvanced commitments generally expire within five years of the first advance on a loan.

Our line of credit loans generally contain material adverse change clauses. The majority of the short-term unadvanced commitments provide backup liquidity to our borrowers; therefore, we do not anticipate funding most of these commitments. Approximately 59 percent and 56 percent of the outstanding commitments at May 31, 2009 and 2008, respectively, were for short-term and line of credit loans.

Conversion of Loans
A borrower may convert a long-term loan from a variable interest rate to a fixed interest rate at any time without a fee. Such conversion will be effective on the first day of the following month. Generally, in exchange for a fee, a borrower may convert its long-term loan from a fixed rate to another fixed rate or to a variable rate at any time. The fee on the conversion of a fixed interest rate to a variable interest rate is 25 basis points plus a make-whole premium, if applicable, per current loan policies.

Prepayment of Loans
Generally, borrowers may prepay long-term fixed-rate loans at any time, subject to a prepayment fee and a make-whole premium, if applicable. Long-term variable-rate loans may be repaid at any time, subject to a prepayment fee. Line of credit loans may be prepaid at any time without a fee.

Loan Security
Long-term loans are typically secured on parity with other secured lenders (primarily RUS), if any, by all assets and revenues of the borrower, though utility mortgages are subject to standard liens such as those related to taxes, worker’s compensation awards, mechanics’ and similar liens, rights-of-way, governmental rights and judgment liens. We are able to obtain liens on parity with liens for the benefit of RUS even where the RUS loan was made earlier in time than ours because RUS’s form of mortgage expressly provides for other lenders such as us to have parity where the borrower satisfies certain conditions or obtains a written lien accommodation from RUS. When we make loans to borrowers that have existing loans from RUS, we generally require those borrowers either to obtain such a lien accommodation or to satisfy the conditions necessary for our loan to be secured on parity under the mortgage with the loan from RUS.

Our short-term loans are generally unsecured lines of credit.  Short-term loans are generally to provide a source of working capital and thus it is market practice that short-term loans are not secured.

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The following tables summarize our secured and unsecured loans outstanding by loan type and by segment at May 31:

(dollar amounts in thousands)	2009				2008
Total by loan type:	Secured	%	Unsecured	%	Secured	%	Unsecured	%
Long-term fixed-rate loans	$14,044,469	96%	$557,896	4%	$14,732,058	97%	$472,556	3%
Long-term variable-rate loans	2,835,451	87	408,265	13	1,728,803	92	153,292	8
Loans guaranteed by RUS	243,997	100	-	-	250,169	100	-	-
Short-term loans	233,179	11	1,864,950	89	165,226	10	1,524,891	90
Total loans	$17,357,096	86%	$2,831,111	14%	$16,876,256	89%	$2,150,739	11%

Total by segment:
CFC	$15,562,761	86%	$2,528,572	14%	$15,021,067	89%	$1,865,340	11%
RTFC	1,443,395	86	236,759	14	1,497,487	87	229,027	13
NCSC	350,940	84	65,780	16	357,702	86	56,372	14
Total loans	$17,357,096	86%	$2,831,111	14%	$16,876,256	89%	$2,150,739	11%

Guarantee Programs
We use the same credit policies and monitoring procedures for guarantees as for loans and commitments. The following table provides a breakout of guarantees outstanding by type and segment at May 31:

(dollar amounts in thousands)	2009	2008
Long-term tax-exempt bonds	$644,540	$498,495
Indemnifications of tax benefit transfers	81,574	94,821
Letters of credit	450,659	343,424
Other guarantees	98,682	100,400
Total	$1,275,455	$1,037,140

(dollar amounts in thousands)
CFC:	2009		2008
Distribution	$264,084	21%	$184,459	18%
Power supply	945,624	74	786,455	76
Statewide and associate	23,625	2	22,785	2
CFC Total	1,233,333	97	993,699	96
RTFC	500	-	260	-
NCSC	41,622	3	43,181	4
Total	$1,275,455	100%	$1,037,140	100%

Guarantees of Long-Term Tax-Exempt Bonds
We guarantee debt issued for our members’ construction or acquisition of pollution control, solid waste disposal, industrial development and electric distribution facilities. Governmental authorities issue such debt and the interest thereon is exempt from federal taxation. The proceeds of the offering are made available to the member system, which in turn is obligated to pay the governmental authority amounts sufficient to service the debt. The debt, which we guarantee, may include short- and long-term obligations.

If a system defaults for failure to make the debt payments, we are obligated to pay, after available debt service reserve funds have been exhausted, scheduled debt service under our guarantee. The bond issue may not be accelerated because of non-payment by the system as long as we perform under our guarantee. The system is required to repay, on demand,

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any amount that we advance pursuant to our guarantee. This repayment obligation is secured on parity with other lenders (including, in most cases, RUS), by a lien on substantially all of the system’s assets. If the security instrument is a common mortgage with RUS, then in general, we may not exercise remedies for up to two years following default. However, if the debt is accelerated under the common mortgage because of a determination that the related interest is not tax-exempt, the system's obligation to reimburse us for any guarantee payments will be treated as a long-term loan. The system is required to pay us initial and/or on-going guarantee fees in connection with these transactions.

Certain guaranteed long-term debt bears interest at variable rates which are adjusted at intervals of one to 270 days, weekly, each five weeks or semi-annually to a level favorable to their resale or auction at par. If funding sources are available, the member who issued the debt may choose a fixed interest rate on the debt. When the variable rate is reset, holders of variable-rate debt have the right to tender the debt for purchase at par. We have committed to purchase this debt as liquidity provider if it cannot otherwise be remarketed. If we hold the securities, the cooperative pays interest to us at our short-term variable rate. At May 31, 2009, we were the guarantor and liquidity provider for $643 million of tax-exempt bonds issued for our member cooperatives. During the year ended May 31, 2009, we purchased $72 million of these securities pursuant to our obligation as the liquidity provider. At May 31, 2009, all tax-exempt bonds we held had been redeemed or repurchased by third-party investors with no gain or loss on the transactions.

Guarantees of Tax Benefit Transfers
We have also guaranteed members' obligations to indemnify against loss of tax benefits in certain tax benefit transfers that occurred in 1981 and 1982. A member's obligation to reimburse us for any guarantee payments would be treated as a long-term loan, secured proportionally with RUS by a first lien on substantially all the member's property to the extent of any cash received by the member at the outset of the transaction. The remainder would be treated as a short-term loan secured by a subordinated mortgage on substantially all of the member's property. Due to changes in federal tax law, no guarantees of this nature have been put in place since 1982. The maturities for this type of guarantee run through 2015.

Letters of Credit
In exchange for a fee, we issue irrevocable letters of credit to support members' obligations to energy marketers, other third parties and to the Rural Business and Cooperative Development Service. Letters of credit may be on a secured or unsecured basis. Each letter of credit is supported by a reimbursement agreement with the member on whose behalf the letter of credit was issued. In the event a beneficiary draws on a letter of credit, the agreement generally requires the member to reimburse us within one year from the date of the draw, with interest accruing from that date at our short-term variable interest rate.

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Other Guarantees
We may provide other guarantees as requested by our members. These guarantees may be made on a secured or unsecured basis with guarantee fees set to cover our general and administrative expenses, a provision for losses and a reasonable margin.

Total guarantees outstanding by state and territory based on the location of the system's headquarters, is summarized as follows at May 31:

(dollar amounts in thousands)
State/Territory	2009	2008	2007	State/Territory	2009	2008	2007
Alabama	$198,506	$72,070	$72,348	Missouri	$68,363	$75,102	$85,268
Alaska	3,860	1,900	1,900	Montana	12,772	9,056	9,029
Arizona	29,869	33,745	38,301	Nebraska	7	4	6
Arkansas	6,166	8,008	12,027	Nevada	37,452	5,400	5,400
California	6,247	6,110	1,010	New Hampshire	24,763	32,767	34,550
Colorado	52,690	53,467	54,236	New Mexico	1,036	1,048	1,020
Delaware	8	-	-	New York	113	-	-
District of Columbia	16,000	17,448	20,998	North Carolina	105,905	99,729	100,630
Florida	2,851	3,725	4,623	North Dakota	5,825	6,474	7,115
Georgia	23,718	26,775	26,027	Ohio	7,000	8,000	5,500
Hawaii	1,300	-	-	Oklahoma	764	754	3,056
Idaho	3,173	3,173	3,173	Oregon	28,511	29,034	29,439
Illinois	82,927	229	219	Pennsylvania	18,747	17,416	17,519
Indiana	23	13	7	South Carolina	506	6,300	7,819
Iowa	6,961	8,271	8,240	South Dakota	19	20	6
Kansas	41,318	60,797	55,472	Tennessee	3,939	1,460	296
Kentucky	91,741	102,423	124,013	Texas	216,443	194,214	152,307
Louisiana	501	389	4,733	Utah	6,961	13,495	17,193
Maine	4	2	1	Vermont	1,350	1,250	3,500
Maryland	52,078	11,725	25,266	Virginia	2,874	3,447	3,935
Michigan	5,236	2,232	2,123	Washington	19,050	19,050	23,171
Minnesota	1,601	3,025	10,585	Wisconsin	305	320	32
Mississippi	81,143	83,549	88,312	Wyoming	4,829	13,724	13,969
				Total	$1,275,455	$1,037,140	$1,074,374

Our Lending Competition

Electric Lending
We compete with other lenders on the price of lending products, the variety of financing options offered and additional services provided to our member/owners. RUS is the largest lender to electric cooperatives. CFC offers its members financial products and services that supplement and complement those of RUS and therefore CFC does not consider RUS to be a competitor.  CFC and other banks compete for bridge loans that are needed by electric cooperatives in anticipation of obtaining long-term funding from RUS, the portion of a loan that RUS is unable to provide, and loans to members that have elected not to borrow from RUS.

Our main competitor is CoBank, ACB, a government sponsored enterprise and member of the Farm Credit System whose status gives it the ability to access low cost funding. In addition, some members are large enough to directly access the capital markets for funding. In these instances, we are competing with the pricing and funding options the member is able to obtain in the capital markets. We attempt to minimize the impact of competition by

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offering a variety of loan options, complimentary services and by leveraging the working relationship we developed with the majority of our members.

In order to meet the special needs of our members, we offer options including credit support in the form of letters of credit and guarantees, and large transaction management and loan sales to other lenders. Credit products are tailored to meet specific deal structures and are often designed to cover gaps left by other lenders, such as bridge loans to long-term financing provided by RUS. CFC also offers certain risk mitigation products and interest rate discounts on secured, long-term loans for its members that meet certain criteria, including performance, volume, collateral and equity requirements.

CFC established certain funds to benefit its members. Since 1981, CFC has set aside a portion of its annual margins in an Education Fund to promote awareness and appreciation of the cooperative principles. As directed by CFC's Board of Directors, the contributions to the funds are distributed through the electric cooperative statewide associations. Since 1986, CFC has supported its members' efforts to protect their service territories from erosion or takeover by other utilities through assistance from the Cooperative System Integrity Fund. This program is funded through voluntary contributions from members and monies are distributed to applicants that establish that all or a significant portion of its consumers, services or facilities face a hostile threat of acquisition by a competing entity, or that it faces a significant threat in its ability to continue to provide electric or other energy services to customers.

CFC also offers its members additional services that save them time and money or otherwise enhance member operations, including:
•
Retirement of patronage capital. While the laws of the District of Columbia require CFC to allocate patronage capital, CFC maximizes members' returns by retiring patronage capital to significantly reduce the effective cost of borrowing.

•
CFC’s paying agent service. CFC’s paying agent service allows members to enhance their cash management abilities so that they can earn interest until the moment the money is needed to make loan payments, cover power bill costs or pay other ongoing costs.

•
CFC’s key ratio trend analysis, which is a report that provides members information about where their operations stand in relation to other electric systems or power suppliers of similar size, location, and growth. The report provides a five-year review of rural electric trends in nine key planning areas and supports decision-making by our members’ managers and boards.

•
CFC RATEWATCH, which allows members to monitor certain interest rates and alerts borrowers when fixed rates reach a maximum or minimum level specified by the borrower. Members can lock in a current interest rate for any term specified on expected future borrowings to mitigate risk, subject to certain fees.  Borrowers with variable rate loans will be notified when fixed rates reach the

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selected level and will have the option of converting at that time, or of resetting CFC RATEWATCH at a new level. CFC offers this service free of charge.

•	Regulatory support services for members including but not limited to assistance with rate design, expert testimony, cost-of-service analysis and strategic regulatory planning.

•
Conferences, meetings, workshops and weekly periodicals. CFC produces a range of programs each year providing in-depth information and insight on utility and energy issues, financing and economic trends and outlooks, and management and leadership best practices. These conferences also provide opportunities for members’ directors and employees to network with CFC staff and with their peers at other cooperatives.

•
CFC's Extranet. CFC’s website provides fast, money-saving ways for borrowers to manage their financial portfolios. Through the extranet, members can manage loans and investments and obtain up-to-date public information on the utility and finance business environment. Members can invest in CFC and obtain loan advances online.

Our members with long-term loans outstanding are required to provide CFC annual audited financial statements. According to financial data as of December 31, 2008 provided to us by our 809 reporting electric cooperative distribution and 59 reporting power supply systems and as of December 31, 2007 provided to us by our 810 reporting electric cooperative distribution and 58 reporting power supply systems, those entities had long-term debt outstanding to CFC, RUS and other lenders in the electric cooperative industry as summarized below:

(dollar amounts in millions)	2008		2007
Total long-term debt reported by members	$62,866		$58,696
Long-term debt funded by RUS	32,238		30,884
Members’ non-governmental long-term debt	30,628		27,812

Long-term debt funded by CFC	16,787	55%	15,888	57%
Long-term debt funded by other lenders	13,841	45	11,924	43
Members’ non-governmental long-term debt	$30,628	100%	$27,812	100%

Our members’ long-term debt funded by CFC is further summarized by type below at December 31:

(dollar amounts in millions)	2008	2007
Total by type:
Distribution	$12,710	$12,226
Power supply	2,895	2,678
Long-term debt funded by CFC	15,605	14,904
Guarantees	1,182	984
Total	$16,787	$15,888

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There are limitations to using the data from the audited member financial data, including the following:
•	all of CFC’s members do not have long-term loans outstanding
•	all members do not have a December 31 year end
•	those that have a December 31 year end are required to submit the audited financial statements to CFC up to 120 days after year end
•	there is significant effort in extracting the financial information from the audited financial statements, to aggregate the data and to perform the required analysis
•	we are unable to review the audited financial statements submitted to us for accuracy
•	we do not have the ability to require additional disclosure within the audited financial statements for items such as the breakout of debt by lender.

We are not able to specifically identify the amount of loans our members have outstanding from CoBank, ACB, from either the member audited financial statements or CoBank, ACB’s public disclosure, but we believe that CoBank, ACB, is the lender other than CFC and RUS with significant long-term debt outstanding to the rural electric cooperatives.

Telecommunications Lending
In 1949, the Rural Electrification Act was amended to allow lending for the establishment and improvement of rural telecommunications service. For fiscal year 2009, RUS has $690 million in lending authority for rural telephone systems. To provide debt capital for rural local exchange carrier modernization, Congress created the RUS broadband loan program in 2002. Congress authorized $406 million of broadband lending authority in fiscal year 2009. In addition, the American Recovery and Reinvestment Act provides RUS with $2.5 billion of budget authority for loans and grants. These funds are to be obligated by September 30, 2010. For fiscal year 2009, RUS was allocated $1 billion in American Recovery and Reinvestment Act lending authority. The appropriation for fiscal year 2010 broadband lending has been proposed at $532 million. American Recovery and Reinvestment Act broadband loans of $6.1 billion are proposed for fiscal year 2010. In addition to RUS, American Recovery and Reinvestment Act authorizes the Department of Commerce’s National Telecommunications and Information Administration to administer $4.7 billion in budget authority to provide broadband grants for service to unserved and underserved areas.

RTFC does not compete with the RUS lending programs. Its focus is to be supplementary and complementary to RUS telecom lending. Given the increased availability of government financing for rural broadband, it is unlikely we will participate in this financing to any significant degree outside of incremental lending to existing rural local exchange carriers borrowers to provide broadband services to their customers or interim financing in connection with the federal funding programs.

The competitive market for providing credit to the rural telecommunications industry is difficult to quantify. Many rural telecommunications companies are not borrowers of

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RUS, and CoBank, ACB, and commercial banks generally do not publish information solely on their telecom portfolios. At December 31, 2008, RUS had approximately $4 billion in loans outstanding to telecommunications borrowers. As noted previously, RTFC is not in direct competition with RUS, but rather competes with other lenders for supplemental lending and for the full lending requirement of the rural telecommunications companies that decided not to borrow from RUS or for projects not eligible for the RUS financing. RTFC's competition includes commercial banks and CoBank, ACB. At December 31, 2008, RTFC had a total of $1.6 billion in long-term loans outstanding to telecommunications borrowers.

Our Lending Regulation

CFC and RTFC are not subject to state or federal regulatory oversight or compliance with regard to lending. NCSC is required to register as a consumer lender in the states of Texas and Minnesota pursuant to NCSC’s participation in EC Home Improvement, a loan program that allowed consumers to borrow funds at competitive rates for various energy efficiency-related home improvement projects. Although EC Home Improvement ended in 2007, NCSC is required to maintain consumer lender licenses in the states of Texas and Minnesota, as there are outstanding loans to consumers in those states.

CFC, RTFC and NCSC are subject to state laws as they pertain to the business conducted in such states, including but not limited to usury laws and laws governing mortgages.

Our Members

At May 31, 2009, after taking into consideration systems that are members of both CFC and NCSC and eliminating memberships between CFC, RTFC and NCSC, our consolidated membership totaled 1,456 members and 66 associates.

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The table below presents the total number of CFC, RTFC and NCSC members and associates and borrowers by state or U.S. territory, the percentage of total loans outstanding, and the percentage of total loans and guarantees outstanding at May 31, 2009.   The percentage of total loans is based on the aggregate principal balance of the loans and the percentage of total loans and guarantees is based on the aggregate principal balance of the loans and guarantees.
State/Territory	Number of Members & Associates	Number of Borrowers	Loan Balance %	Loan and Guarantee %
Alabama	30		2.13%	2.93%
Alaska	30		1.69	1.61
American Samoa	1		-	-
Arizona	26		1.22	1.29
Arkansas	30		3.05	2.90
California	10		0.18	0.20
Colorado	39		4.68	4.65
Connecticut	1		0.99	0.93
Delaware	1		0.18	0.17
District of Columbia	4		0.05	0.12
Florida	19		3.23	3.05
Georgia	67		7.85	7.49
Guam	1		-	-
Hawaii	1		0.03	0.04
Idaho	17		0.78	0.75
Illinois	52		3.28	3.47
Indiana	53		4.16	3.91
Iowa	118		2.45	2.33
Kansas	49		3.97	3.93
Kentucky	33		2.34	2.63
Louisiana	17		1.92	1.81
Maine	5		0.02	0.02
Maryland	2		1.07	1.25
Massachusetts	1		-	-
Michigan	27		1.38	1.33
Minnesota	73		3.93	3.70
Mississippi	27		2.09	2.35
Missouri	64		3.94	4.03
Montana	39		0.64	0.66
Nebraska	40		0.07	0.06
Nevada	7		0.85	0.97
New Hampshire	4		0.66	0.73
New Jersey	1		0.09	0.09
New Mexico	25		0.16	0.16
New York	20		0.07	0.07
North Carolina	40		2.32	2.67
North Dakota	32		0.34	0.35
Ohio	42		2.20	2.10
Oklahoma	49		2.48	2.33
Oregon	39		1.50	1.55
Pennsylvania	23		1.86	1.84
South Carolina	38		2.30	2.16
South Dakota	46		0.71	0.66
Tennessee	29		0.38	0.38
Texas	107		16.51	16.53
Utah	11		2.78	2.65
Vermont	7		0.39	0.37
Virgin Islands	-		2.59	2.44
Virginia	27		1.00	0.95
Washington	19		0.80	0.84
West Virginia	4		0.01	0.01
Wisconsin	60		2.08	1.95
Wyoming	15		0.60	0.59
Total	1,522		100.00%	100.00%

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CFC
Each of CFC’s distribution and power supply members received or is eligible to receive financing from RUS. One of the criteria for eligibility for RUS financing is a “rural area” test. ‘Rural’ is defined in the Rural Electrification Act as any area that excludes a city or town of 20,000 or more, or is an area within the service area of a borrower with an outstanding loan made under titles I though V of the Rural Electrification Act. The definition of ‘rural’ under the Act permits an area to be defined as ‘rural’ regardless of the development of such area subsequent to the approval of the outstanding loan.  As such, CFC establishes eligibility only at the time a system initially borrows from CFC, and that eligibility, as it relates to the “rural area” test, is based on a determination of whether the system borrowed or is eligible to borrow from RUS.

CFC’s Bylaws provide that cooperative or nonprofit corporations, public corporations, utility districts and other public bodies which received or are eligible to receive a loan or commitment for a loan from RUS or any successor agency (as well as subsidiaries, federations or statewide and regional associations which are wholly-owned or controlled by such entities) are eligible for membership. Thus, those entities that received or qualify for financing from RUS are eligible to apply for membership and subsequently borrow from CFC regardless of whether there is an outstanding loan with RUS. There are no requirements to maintain membership, although the Board has the authority to suspend a member under certain circumstances. CFC has not suspended a member to date.

CFC has the following types of members all of which are not-for-profit entities or subsidiaries or affiliates of not-for-profit entities. All electric members provide services to both residential and commercial customers.

Class A – Distribution Systems
Cooperative or nonprofit corporations, public corporations, utility districts, and other public bodies, which received or are eligible to receive a loan or commitment for a loan from RUS or any successor agency, and which are engaged or planning to engage in furnishing utility services to their members and patrons for their use as ultimate consumers. The majority of our distribution system members are consumer-owned electric cooperatives. The remaining distribution systems are governmental entities, such as public power districts, public utility districts and tribal utility authorities.

Class B – Power Supply Systems
Cooperative or nonprofit corporations which are federations of Class A members or of other Class B members, or both, or which are owned and controlled by Class A members or by other Class B members, or both, and which are engaged or planning to engage in furnishing utility services primarily to Class A members or other Class B members. Our power supply system members are member-owned electric cooperatives.

Class C – Statewide and Regional Associations
Statewide and regional associations which are wholly-owned or controlled by Class A members or Class B members, or both, or which are wholly-owned subsidiaries of a CFC

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member, and which do not furnish utility services but which supply other forms of service to their members.

Class D – National Associations of Cooperatives
National associations of cooperatives which are Class A, Class B, and Class C members, provided said national associations have, at the time of admission to membership in CFC, members domiciled in at least 80 percent of the states of the United States.

Associates
Nonprofit groups or entities organized on a cooperative basis, which are owned, controlled, or operated by Class A, B, C or D members and which are engaged in or plan to engage in furnishing of non-electric services primarily for the benefit of the ultimate consumers of CFC members are eligible to be an associate of CFC.

CFC Class A, B, C and D members are eligible to vote at meetings of the membership. Associates are not eligible to vote at the meetings of the membership.

At May 31, 2009, CFC’s membership included:
•	829 Class A distribution systems
•	68 Class B power supply systems
•	66 Class C statewide and regional associations, including NCSC
•	1 Class D national association of cooperatives

In addition, CFC had 62 associates, including RTFC, at May 31, 2009.

RTFC
Membership in RTFC is limited to cooperative corporations, private corporations, public corporations, nonprofit corporations, utility districts, and other public bodies which are approved by the RTFC Board of Directors and which are actively borrowing or are eligible to borrow from RUS, and which are engaged or planning to engage directly or indirectly in furnishing telecommunications services and holding companies, subsidiaries and other organizations which are owned, operated or controlled by one or more of such entities. RTFC members are eligible to vote at each meeting of the members. Entities approved by the RTFC Board of Directors which are owned, controlled or operated by members, or entities eligible to become members are eligible to be an associate of RTFC. Associates are not eligible to vote at meetings of the members. All RTFC members provide services to both residential and commercial customers.

At May 31, 2009, RTFC’s membership included 493 members and 5 associates. CFC is not a member of RTFC. RTFC’s membership consists of 194 not-for-profit entities and 304 for-profit entities at May 31, 2009.

NCSC
Membership in NCSC is limited to organizations which are Class A members of CFC, or eligible for such membership, and CFC. At May 31, 2009, NCSC’s membership included 356 distribution systems and CFC. All of the NCSC distribution members are also CFC members.

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Corporate Governance

CFC
Pursuant to the Bylaws, there are eleven districts, ten for the general membership and one for the Class D membership. Pursuant to the Bylaws, CFC holds an annual meeting of the members each calendar year. The Board of Directors also calls a separate meeting annually of the members in each of districts 1 to 10 for the purpose of electing a nominating committee, or electing directors or both. Each member is entitled to one vote and no more upon each matter submitted to a vote at all meetings of the members.

The business and affairs of CFC are managed by a board of up to 23 directors, which exercise all of the powers of CFC except such as are by law, the Articles of Incorporation, or the Bylaws conferred upon or reserved to the members. The members are only entitled to vote for the election of nominating committees and directors and the removal of directors or officers, as well as amendments to the Bylaws and such other matters as the Board of Directors determines appropriate to present to the members for a vote.

Each district is represented by two board members. In districts 1 to 10, one of the two positions on the Board of Directors in each district is held by a person who is a trustee or director of a member organization within the district and the other position is held by a person who is a manager of a member organization within the district.  Additionally, two directors are designated by the National Rural Electric Cooperative Association.

In addition to the 22 directors elected from the districts described above, if the Board of Directors in its discretion so determines, then there may be one additional at-large director elected to serve on the Board of Directors of CFC from time to time. The at-large director is elected by the members, and serves on the Audit Committee. No person is eligible to become or remain the at-large director unless the person (i) is a trustee, director, manager, chief executive officer, or chief financial officer of a member of CFC or holds a comparable position of a member of CFC, (ii) satisfies the applicable requirements of an audit committee financial expert, and (iii) is otherwise independent in accordance with Rule 10A-3 under the Securities Exchange Act and under the New York Stock Exchange standards which the Board of Directors adopted to evaluate the independence of our directors.

Pursuant to the Bylaws, the officers of CFC include a President, Vice President, Secretary-Treasurer, and such other officers as may be determined from time to time by the Board of Directors. The officers are elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting. The President, Vice President, and Secretary-Treasurer must be members of the Board of Directors.

The Board of Directors establishes our loan policies and has established a loan committee, comprised of no fewer than ten directors, that reviews the performance of the loan portfolio in accordance with those policies. The loan committee is authorized to approve loans based on levels of credit authorization, as well as exceptions to credit

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limitation tests and financing arrangements involving credits to entities where a director is either a director or officer of a member. The loan committee delegates certain loan approval authority to management. The determination to write-off all or a portion of any asset is reserved for the full Board of Directors. On an ongoing basis, the Credit Risk Management group monitors all past due, non-accrual and restructured facilities which are not performing under their original terms and reports to the loan committee at each board meeting. In addition, an independent third party reviews our risk rating system and credit extension practices periodically. Such third party provides recommendations to management and the Board of Directors for improvement as well as progress on the resolution of items from prior reviews. Management is responsible for implementing the recommendations accepted by the Board of Directors.

The Board of Directors also established a basic loan policy which sets forth the loan guidelines and credit products established to implement the corporate purpose and program objectives of CFC. Loans and guarantees are made to Class A, B, C and D members and associates that meet applicable financial and feasibility criteria, security requirements, and conditions as established for each type of loan pursuant to CFC’s practices and procedures in effect from time to time. A credit analysis is made our staff for each application to assess whether the applicant has the ability to meet our obligations and financial standards and provides adequate security for each credit facility. The Board of Directors delegates to the Chief Executive Officer or the Chief Executive Officer’s designee(s) the authority to implement this policy.

RTFC
The business affairs of RTFC are managed by a Board of ten Directors. Pursuant to the Bylaws there are five districts for the membership and each district is represented by two directors, each of whom must be a director, trustee, officer or manager of a member. Directors are elected at the district meeting of the members. Each member is entitled to one vote and no more upon each matter submitted to a vote at all meetings of the members. There are no CFC directors, officers or employees that serve as a director for RTFC.

The Board of Directors established an Executive Committee of the Board of Directors pursuant to a written board policy that sets forth the delegations of responsibility, authorities and functions of the Executive Committee of the Board of Directors. The board policy delegates to the Executive Committee the authority to advise and consult with the Chief Executive Officer with respect to the development of policies governing RTFC’s making of loans, guarantees and investments to or for the benefit of members.

The Board of Directors reserves the authority to approve certain loans and guarantees based upon loan amount, credit quality and other criteria established by the Board of Directors from time to time. During intervals between Board meetings, the Executive Committee may consider and approve financing arrangements that require approval by the full Board. The Board of Directors delegates to the Chief Executive Officer or to the Chief Executive Officer’s designee(s) the authority to approve certain financing arrangements up to certain dollar thresholds and with certain credit characteristics and

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also authorizes the Chief Executive Officer to establish an internal corporate credit committee.

The Board of Directors also established a basic loan policy that sets forth the loan guidelines and credit products established to implement the corporate purpose and program objectives of RTFC. Loans and guarantees are made members, affiliates of members and associates that meet applicable financial and feasibility criteria, security requirements, and conditions as established for each type of loan pursuant to RTFC’s practices and procedures in effect from time to time. A credit analysis is made by Company staff for each application to assess the applicant has the ability to meet its obligations and financial standards and provides adequate security for each credit facility. The Board of Directors delegates to the Chief Executive Officer or the Chief Executive Officer’s designee(s) the authority to implement this policy.

NCSC
The business affairs of the association are managed by a Board of not less than six and not more than eleven Directors. Pursuant to the Bylaws there are five districts for the general membership and one district for CFC. The five general membership districts are represented by two directors, one of which must be director or trustee of a member and one of which must be a manager of a member. Directors are elected at the annual meeting of the members. Each member is entitled to one vote and no more upon each matter submitted to a vote at all meetings of the members. The membership of the sixth district, or CFC, appoints one director that may be a CFC director, officer or manager.

The Board of Directors established an Executive Committee of the Board of Directors pursuant to a written board policy that sets forth the delegations of responsibility, authorities and functions of the Executive Committee of the Board of Directors. The board policy delegates to the Executive Committee the authority to advise and consult with the Chief Executive Officer with respect to the development of policies governing NCSC's making of loans, guarantees and investments to or for the benefit of members.

The Board of Directors has the authority to approve certain loans and guarantees based upon loan amount, credit quality and other criteria established by the Board of Directors from time to time. During intervals between Board meetings, the Executive Committee may consider and approve financing arrangements that require approval by the full Board. The Board of Directors delegates to the Chief Executive Officer or to the Chief Executive Officer’s designee(s) the authority to approve certain financing arrangements up to certain dollar thresholds and with certain credit characteristics and also authorizes the Chief Executive Officer to establish an internal corporate credit committee.

The Board of Directors also established a basic loan policy that sets forth the loan guidelines and credit products established to implement the corporate purpose and program objectives of NCSC. Loans and guarantees are made members, affiliates of members and associates that meet applicable financial and feasibility criteria, security requirements, and conditions as established for each type of loan pursuant to NCSC’s practices and procedures in effect from time to time. A credit analysis is made by

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Company staff for each application to assess that the applicant has the ability to meet its obligations and financial standards and provides adequate security for each credit facility. The Board of Directors has delegated to the Chief Executive Officer or the Chief Executive Officer’s designee(s) the authority to implement this policy.

Rural Electric Industry

Since the enactment of the Rural Electrification Act in 1936, RUS has financed the construction of electric generating plants, transmission facilities and distribution systems to provide electricity to rural areas. Principally through the creation of local electric cooperatives originally financed under the Rural Electrification Act loan program in 47 states and three U.S. territories, the percentage of farms and residences in rural areas of the United States receiving central station electric service increased from 11 percent in 1934 to almost 100 percent currently. According to May 2009 estimates from the National Rural Electric Cooperative Association, rural electric systems serve approximately 12 percent of all consumers of electricity in the United States and its territories and serve about 7 consumers per mile of line, compared with 35 customers per mile of line for other utilities.  Based on prior estimates, we believe that rural electric systems account for approximately 8 percent of total sales of electricity and own about 5 percent of electricity generating capacity.

RUS makes insured loans and loan guarantees and provides other forms of financial assistance to electric borrowers. RUS is authorized to make direct loans to systems that qualify for the hardship program (5 percent interest rate) or the municipal rate program (based on a municipal government obligation index). RUS is also authorized to guarantee loans that bear interest at a rate agreed upon by the borrower and the lender (which generally has been the FFB). RUS also provides financing at the U.S. Treasury rate. RUS exercises financial and technical supervision over borrowers' operations. Its loans and guarantees are generally secured by a mortgage on substantially all of the system's property and revenues.

For the fiscal year ending September 30, 2010, RUS is authorized to lend $100 million for hardship loans and $6.5 billion for loan guarantees.

Leading up to CFC’s formation in 1969, there was a growing need for capital for electric cooperatives to build new electric facilities due to growth in rural America. The electric cooperatives formed CFC so a source of financing would be available to them to supplement the RUS loan programs and to mitigate uncertainty related to government funding. Providing the electric cooperatives with financial products and services to supplement the RUS loan programs remains the purpose of CFC.

CFC aggregates the combined strength of the rural electric cooperatives to access the public capital markets and fill the need to provide supplemental funding to that of the RUS. CFC is owned by its consumer-owned electric cooperative members. CFC works cooperatively with RUS, however CFC is not a Federal agency or a government-sponsored enterprise, and is not owned or controlled by any Federal agency or government- sponsored

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enterprise. Our members are not required to have outstanding loans from the RUS as a condition of borrowing from CFC. CFC supplements the RUS financing programs to meet the financial needs of its rural members in the following ways:

•	Providing bridge loans required by borrowers in anticipation of receiving RUS funding.
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Providing financial products not otherwise available from RUS including lines of credit, letters of credit, guarantees on tax-exempt financing (usually for pollution control equipment), weather-related disaster recovery lines, unsecured loans, and investment products such as commercial paper and member capital securities.

•	Meeting the financing needs of those rural electric utility systems that repay or prepay their RUS loans and replace the government loans with private capital.
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Providing financing to RUS-eligible rural electric systems for facilities that are not eligible for financing from RUS. Examples of such facilities include electric utility facilities acquired by a cooperative from an investor-owned or municipal utility for service to an area that falls outside of an eligible rural area, as defined in the Rural Electrification Act. In other cases, an RUS eligible system obtains CFC financing for non-electric facilities used by the cooperative to serve its rural members, however, such facilities are not eligible for RUS loans. More recently, RUS has instituted restrictions on financing for certain base load generation facilities.  A cooperative in the process of constructing such facilities will need financing to complete this work and because of the recent change in RUS policy, it may not be able to obtain this additional funding from RUS.

Our loan standards are generally comparable to those of RUS, and most members significantly exceed the financial tests set by both RUS and CFC.

Distribution Systems
Distribution systems are utilities engaged in retail sales of electricity to residential and commercial consumers in their defined service areas generally on an exclusive basis. Distribution systems are cooperatives owned by the consumers they serve. Distribution systems vary in size from small systems that serve a few thousand customers to large systems that serve over two hundred thousand customers. Thus the amount of loan funding required by different distribution systems will vary significantly. Distribution systems may service customers in more than one state.

Most distribution systems have all-requirements power purchase contracts with their power supply systems, which are owned and controlled by the member distribution systems. Wholesale power for resale also comes from other sources, including power supply contracts with government agencies, investor-owned utilities and other entities, and in some cases, the distribution systems own generating facilities.

Power Supply Systems
Power supply systems are utilities that purchase or generate electric power and provide it on a wholesale basis to distribution systems for delivery to the consumer. The distribution systems are the members of the power supply systems. The power supply systems vary in

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size from one with hundreds of megawatts of power generation capacity to systems that have no generating capacity which generally operate transmission lines to supply certain distribution systems or managed power supply purchase arrangements for the benefit of their distribution system members. Certain other power supply systems have been formed but do not yet own generating or transmission facilities or have financing commitments from us. Thus the amount of loan funding required by different power supply systems will vary significantly. Power supply members may serve distribution systems located in more than one state.

The wholesale power supply contracts with their distribution system members permit the power supply system, subject to regulatory approval in certain instances, to establish rates to produce revenues sufficient to meet the cost of operation and maintenance of all generating, transmission and related facilities and to pay the cost of any power and energy purchased for resale.

Statewide and Regional Associations
Each state may have an organization that represents and serves the distribution systems and power supply systems located in the state. Such statewide organizations will provide training as well as legislative, regulatory, media and related representation for the member distribution and power supply systems.

National Associations of Cooperatives
The National Electric Cooperative Association represents cooperatives nationally. The NRECA provides training, sponsors regional and national meetings and legislative, regulatory, media and related representation for all rural electric cooperatives.

Electric Member Competition
The movement toward electric competition at the retail level has faltered, while the wholesale level has become largely competitive. The electric utility industry has settled into a "hybrid" model in which there are significant differences in the retail regulatory approaches followed in different states and regions.

Customer choice regulation, where customers have a choice of alternative energy suppliers, has had little to no impact on distribution and power supply cooperatives and we do not expect a material impact going forward. As of May 31, 2009, retail customer choice has been implemented in 15 states. Those states are Arizona, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, and Texas. In general, even in those states, very few customers switched from the traditional supplier.

Many factors influence the choices customers have available to them and therefore mitigate the effect of customer choice and competition in areas served by cooperatives. These factors include, but are not limited to, the following:
•	Utilities in many states may still be regulated regarding rates on non-competitive services, such as distribution;

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•	20 states regulate the debt securities issued by utilities, including cooperatives, which could affect funding costs, and therefore, the rates charged to customers;
•	FERC regulation of rates as well as terms and conditions of transmission service;
•	The fact that few competitors demonstrated much interest in providing electric energy to residential or rural customers;
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Distribution systems own the lines to the customer and it would not be feasible for a competitor to build a second line to serve the same customers in almost all situations. Therefore, the distribution systems will still be charging a fee or access tariff for the service of delivering power, regardless of who supplies the power.

Electric Member Regulation
There are 15 states that regulate the rates electric cooperative systems charge. Those states are Arizona, Arkansas, Georgia, Hawaii, Kentucky, Louisiana, Maine, Maryland, Michigan, New Mexico, New York, Utah, Vermont, Virginia, and West Virginia. In these 15 states, we had 161 distribution members and 14 power supply members with a total of $4,424 million of loans outstanding at May 31, 2009. Two of these states (Georgia and Utah) have partial oversight authority over the cooperatives' rates, but not the specific authority to set rates. As of May 31, 2009, we had loans outstanding in the amount of $2,035 million in those states. Ten states allow cooperatives the right to opt in or out of state regulation. There are 20 states that regulate electric systems’ issuance of debt. FERC also has jurisdiction to regulate transmission rates, wholesale rates, terms and conditions of service, and the issuance of securities by public utilities within its jurisdiction, which includes only a few cooperatives.

Our distribution and power supply members are subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of their operations, including air and water quality control, solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. Our members may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices. While we cannot estimate currently projected capital expenditures related to these laws and regulations for our members, we believe the financial impact of these laws and regulations on our members is passed through to their customers.

Global climate legislation remains a hotly debated issue on Capitol Hill. On June 26, 2009, the House of Representatives passed H.R. 2454, the “American Clean Energy and Security Act of 2009”, also known as the Waxman-Markey climate change bill. This bill caps U.S. carbon dioxide emissions, including those of electric utilities. Specifically, the bill requires that carbon dioxide emissions be reduced below 2005 levels by 17 percent by 2020, 42 percent by 2030 and 83 percent by 2050. The bill provides allowances free of charge to certain entities, including to electric utilities. These allowances permit entities to emit above the capped level and be allocated to certain entities to cover a portion of the required reductions.

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Currently, the Senate is considering similar legislation. As of this time, it is unclear whether global climate change legislation will become law, and, if enacted, what specific requirements will be imposed on electric utilities. We closely monitor the legislative activity on climate change and we will continue to monitor this activity as well as the debate on the various proposals under consideration. Because of the continuing uncertainty regarding the context and timing of potential climate change legislation, we are unable, at this time, to determine the impact of such potential requirements on us or our members.

Rural Telecommunications Industry

Telecommunications systems include not-for-profit cooperative organizations and for-profit commercial organizations that primarily provide local exchange and access telecommunications services to rural areas.

Independent rural telecommunications companies provide service throughout many of the rural areas of the United States. These approximately 1,300 companies are called independent because they are not affiliated with Verizon, AT&T or Qwest. Included in the 1,300 total are approximately 250 not-for-profit cooperative telecommunications companies. A majority of the remainder of these independent rural telecommunications companies are privately-held commercial companies. Less than 20 of these commercial companies are publicly traded or issued bonds in the capital markets.
Rural telecommunications companies, including all local exchange carriers other than Verizon, AT&T, Qwest, Cincinnati Bell and CenturyTel comprise less than 15 percent of the local exchange telecommunications industry that provides service to over 163 million access lines. These rural companies range in size from fewer than 100 customers to more than three million. Rural telecommunications companies' annual operating revenues range from less than $100,000 to over $2 billion. In addition to basic local exchange and access telecommunications service, most independents offer other communications services including wireless telephone, cable television and internet access. Most rural telecommunications companies' networks incorporate digital switching, fiber optics, internet protocol telephony and other advanced technologies.

Telecommunications Competition
The Telecommunications Act of 1996 created a framework for competition and deregulation in the local telecommunications market. The Telecom Act has four basic goals:

1.	Competition - to be achieved by requiring all carriers to interconnect with all others and requiring local exchange carriers to provide competitors with access to elements of their networks.
2.	Universal service - a mandate that telecommunications service in rural areas of the U.S. be comparable in quality and price to service in urban areas.
3.	Deregulation – reducing the regulatory burden on incumbent local exchange carriers to allow them to compete with new, largely unregulated entities.

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4.	Fostering advanced telecommunications and information technologies – the dynamic environment created by a competitive telecommunications marketplace should result in new products and services.

Competition continues to be a significant factor in the telecommunications industry. An August 2008 Federal Communications Commission ("FCC") report on telecom trends states that as of June 2007, competitive local exchange carriers provided service to 29 million access lines - 18 percent of the nation's 163 million end-user switched access lines. Wireless carriers are providing service to 238 million mobile telephone service subscriptions - more than local exchange carriers and competitive local exchange carriers combined. For the most part, local exchange competition has benefited rural local exchange carriers by enabling them to enter nearby towns and cities as competitive local exchange carriers, leveraging their existing infrastructure and reputation for providing quality, modern telecommunications service. The Telecom Act grants rural local exchange carriers an exemption from the requirement to provide competitors with access to their networks, absent a determination that it would be in the public interest. Relatively few rural local exchange carriers have competitive local exchange carriers request access to their networks.

The Telecom Act mandate for universal service is accomplished through a support mechanism (the Universal Service Fund) that is required to be: (1) sufficient to ensure that rural customers receive reasonably comparable rates and services when compared to urban customers; and (2) portable, that is, available to all eligible providers. The Universal Service Fund provides support for rural local exchange carriers with costs significantly above the national average. In addition, implicit subsidies long contained in the access charges local telecommunications companies’ levy on long distance carriers have largely been eliminated. As these access charges have been reduced, rural local exchange carriers have been made whole by cost recovery being moved to the Universal Service Fund. The Universal Service Fund is an important revenue source for most rural local exchange carriers.

The nexus between competition and universal service is the issue of competitor eligibility for universal service funding – the “portability” feature of the Universal Service Fund. As noted above, few wireline competitors attempted to enter rural markets. Numerous wireless carriers however extended their coverage areas into rural markets. By obtaining competitive eligible telecommunications carrier status from state regulators (as provided for in the Telecom Act), these wireless carriers are able to receive universal service funds based on the incumbent local exchange carriers costs (the “identical support” rule). This has led to growth in claims on the fund and great concern for its sustainability. Universal Service Fund's current funding base of interstate telecommunications revenues is shrinking as long distance minutes-of-use go down due to wireless, email and voice over internet protocol substitution. Increased demand for funding from the Universal Service Fund has resulted in the rate assessed on all participants in the nationwide network (the “contribution factor”) becoming unsustainably high. The third quarter 2009 contribution factor is 12.9 percent of interstate and international long distance revenue.

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Telecommunications Regulation
Rural telecommunications systems generally are regulated at the state and federal levels. Most state commissions regulate local service rates, intrastate access rates and telecommunications company borrowing. The FCC regulates interstate access rates and the issuance of licenses required to operate certain types of telecom operations. Some rural telecommunications systems have affiliated companies that are not regulated.

While nearly all industry participants agree that changes need to be made regarding eligibility and the funding mechanism for the Universal Service Fund, there is no agreement on what those changes should be. In May 2008, the FCC ordered payments to competitive eligible telecommunications carrier be capped. Total support for a competitive eligible telecommunications carrier is capped at what they were eligible to receive in March 2009. In January 2008 the FCC opened proceedings on universal service funding. These related proceedings addressed creation of separate funds for incumbents and competitive eligible telecommunications carrier, elimination of the “identical support” rule, and a transition to a reverse auction regime for determining amounts of Universal Service Fund support an eligible carrier would receive. No consensus solution was reached by the FCC and the same issues await the newly constituted FCC. It is unclear what action, if any, the FCC ultimately will take with respect to this matter.

The FCC also has a proceeding open on intercarrier compensation – the most important components of which are access fees local exchange carriers charge to interexchange carriers that originate or terminate long distance traffic on local exchange carriers networks. While the large local exchange carriers (most of which now own long distance companies) would like to see these fees transition to zero, rural local exchange carriers depend heavily on access charges and have been active participants in the FCC proceeding. No action has yet been taken in this proceeding and, like the Universal Service Fund, it awaits the newly constituted FCC. At this point, it is unclear what action, if any, will be taken.

While uncertainty exists regarding the Universal Service Fund and access, we do not anticipate that any changes to the Universal Service Fund will result in our member rural local exchange carriers suffering revenue losses significant enough to cause material losses on our outstanding loans.

Deregulation has not had a significant effect on the wireline local exchange carrier business segment thus far. The FCC has promulgated a series of rules to implement the Telecom Act, and eliminated very few existing regulatory requirements. States continue to regulate rural local exchange carriers extensively. Internet, video, wireless and competitive local exchange services are much less regulated. Most rural local exchange carriers are expanding their service offerings to customers in these business segments. With few competitors in the most rural parts of their service areas, rural local exchange carriers have generally been successful in these growth and diversification efforts.

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Finally the Telecom Act dealt with fostering advanced telecommunications and information technologies. rural local exchange carriers have used the rate-of-return cost recovery mechanisms discussed above to modernize their infrastructure. Most pushed fiber optic cable into their distribution networks, allowing for higher data speeds to customers. Many rural local exchange carriers are evolving their networks from the traditional circuit-switched architecture to what is termed “soft switch”, i.e., distributing intelligence throughout their networks, not just at the central office.

Disaster Recovery

We have continued to use a comprehensive disaster recovery and business continuity plan since May of 2001. The plan includes a duplication of our production information systems at an off-site facility coupled with an extensive business recovery plan to use those remote systems. Our production data is replicated in real time to the recovery site 24 hours a day, 7 days a week.

The plan also includes steps for each of our operating groups to conduct business with a view to minimizing disruption for customers. We conduct Disaster Recovery exercises twice a year that include both the information technology group and business areas. We contract with an external vendor for the facilities to house the backup systems that we own as well as office space and related office equipment. In January 2009, we moved our disaster recovery off-site facility from New Jersey to a location in western Virginia to allow for quicker access by employees to the site in the event of a disaster. We also implemented data duplication technology to provide back-up to disks where backup data are also replicated to our Disaster Recovery site.

Tax Status

In 1969, CFC obtained a ruling from the Internal Revenue Service recognizing CFC’s exemption from the payment of federal income taxes under Section 501(c)(4) of the Internal Revenue Code. Such exempt status could be revoked as a result of changes in legislation or in administrative policy or as a result of changes in CFC’s business.

In order for us to maintain our exemption under Section 501(c)(4) of the Internal Revenue Code, we must be “not organized for profit” and must be “operated exclusively for the promotion of social welfare” within the meaning of that section of the tax code. The Internal Revenue Service determined we are an organization that is “operated exclusively for the promotion of social welfare” because the ultimate beneficiaries of the our lending activities, like those of the RUS loan program, are the consumers of electricity produced by rural electric systems, the communities served by these systems, and the nation as a whole.

As an organization described under Section 501(c)(4) of the Internal Revenue Code, no part of our net earnings can inure to the benefit of any private shareholder or individual. This requirement is referred to as the private inurement prohibition and was added to

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Section 501(c)(4) of the Internal Revenue Code in 1996. A legislative exception allows organizations like us to continue to make allocations of net margins to our members in accordance with our cooperative status.

CFC believes its operations have not changed materially from those described to the Internal Revenue Service in its exemption filing. CFC reviews the impact on operations of any new activity or potential change in product offerings or business in general to determine whether such change in activity or operations would be inconsistent with its status as an organization described under Section 501(c)(4).

RTFC is a taxable cooperative under Subchapter T of the Internal Revenue Code. As long as RTFC continues to qualify under Subchapter T of the Internal Revenue Code, it is allowed to exclude from taxable income the amount of patronage-sourced net income allocated to its members. RTFC pays income tax based on its net income, excluding net income allocated to its members. NCSC is a taxable corporation which is subject to income tax annually based on its net income for the period.

Allocation and Retirement of Patronage Capital

We are required by District of Columbia cooperative law to have a methodology to allocate our net earnings to our members. We maintain each current year net earnings as unallocated through the end of our fiscal year. Net earnings is calculated by adjusting net income to exclude the non-cash effects of the accounting for derivative financial instruments and foreign currency translation. After the end of the fiscal year, our Board of Directors allocates our net earnings to our members in the form of patronage capital and to board-approved reserves. Negative net earnings, if any, are not allocated to our members or to the reserves and do not affect amounts held in patronage capital or reserve accounts.

Currently, we have two board approved reserves: the cooperative educational fund and the members’ capital reserve. We allocate a small portion, less than one percent, of net earnings annually to the cooperative educational fund. The allocation to the cooperative educational fund must be at least 0.25 percent of net earnings as required by our bylaws. Funds from the cooperative educational fund are disbursed annually to statewide cooperative organizations to fund the teaching of cooperative principles and for other cooperative education programs.

The Board of Directors determines the amount of net earnings that is allocated to the members' capital reserve, if any. The members' capital reserve represents net earnings that are held by CFC to increase equity retention. The net earnings held in the members' capital reserve have not been specifically allocated to members, but may be allocated to individual members in the future as patronage capital if authorized by our Board of Directors.

All remaining net earnings are allocated to our members in the form of patronage capital. The amount of net earnings allocated to each member is based on the members' patronage

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of our lending programs during the year. No interest is earned by our members on allocated patronage capital. There is no effect on our total equity as a result of allocating net earnings to members in the form of patronage capital or to board approved reserves. CFC’s Board of Directors has voted annually to retire a portion of the patronage capital allocation. Upon retirement, patronage capital is paid out in cash to the members to whom it was allocated. CFC's total equity is reduced by the amount of patronage capital retired to its members and by amounts disbursed from board approved reserves.

The current policy of the Board of Directors is to retire 50 percent of the prior fiscal year’s net earnings following the end of each fiscal year and to hold the remaining 50 percent for 25 years to fund operations. The amounts and timing of future retirements remains subject to annual approval by our Board of Directors, and may be affected by our financial condition and other factors.  The CFC Board of Directors has the authority to change the current practice for allocating and retiring net earnings at any time, subject to applicable cooperative law.

Investment Policy

Surplus funds are invested based on policies adopted by our Board of Directors. Under present policy, surplus funds may be invested in direct obligations of, or guaranteed by, the United States or agencies thereof or other highly liquid investment grade securities. Current investments may include highly-rated securities such as commercial paper, obligations of foreign governments, Eurodollar deposits, bankers' acceptances, bank letters of credit, certificates of deposit or working capital acceptances. The policy also permits investments in certain types of repurchase agreements with highly-rated financial institutions, whereby the assets consist of eligible securities of a type listed above set aside in a segregated account. In addition, this policy permits investments in the Federal Agricultural Mortgage Corporation.

Employees

At May 31, 2009, we had 232 employees, including financial and legal personnel, management specialists, credit analysts, accountants and support staff. We believe that our relations with our employees are good.

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ATTACHMENT B

NOTE ABOUT NUMERICAL DATA:  The following language is provided as sample disclosure and generally reflects results as reported in the Company’s Form 10-K for the period ended May 31, 2009. We have not undertaken to update such data as of any particular date and in some cases have omitted data where new information is prepared to be provided in future filings.

Item 1A.                 Risk Factors

This Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially form those anticipated in these forward-looking statements as a result of factors both in and out of our control, including the risks faced by us below and elsewhere in this Form 10-K.  We also may make written or oral forward –looking statements in our periodic reports to the Securities and Exchange Commission on Forms 10-Q and 8-K, in our offering circulars and prospectuses, in press releases and other written materials and in statements made by our senior management, directors or employees to third parties. Forward looking statements include, but are not limited to, information relating to our future growth in our loan portfolio, product mix, segment growth, net interest margin, funding costs, operating costs, employment growth, and loan losses. Forward looking statements also include statements using words such as “may,” “could,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” or similar expressions.

Our financial condition, results of operations and liquidity are subject to various risks and uncertainties inherent in our business. The risks described below are only the risks we consider to be the most material to our business. Be aware that other risks may prove to be material or important in the future. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer adversely. You should consider all of the following risks together with all of the other information in this Annual Report on Form 10-K.

Our ability to maintain and grow our business depends on access to external financing.
We depend on access to the capital markets to fund new loan advances and refinance our long-term and short-term debt, and, if necessary, to fulfill our obligations under our guarantee and repurchase agreements. We cannot assure that we will be able to raise capital in the future at all or on terms that are acceptable to us. Market disruptions, downgrades to our long-term debt ratings and/or short-term debt ratings, downturns in the rural electric or rural telephone industries and other events over which we have no control may deny or limit our access to the capital markets and/or subject us to higher costs for such funding.

At May 31, 2009, we had $2,288 million of commercial paper, daily liquidity fund, term loans, and bank bid notes and $2,580 million of medium-term notes, collateral trust bonds

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and long-term notes payable scheduled to mature during the next twelve months. At May 31, 2009, we were the guarantor and liquidity provider for $643 million of tax-exempt bonds issued for our member cooperatives. If we lose the ability to issue debt into the capital markets, we may not have the funds to meet all of these obligations as they become due.  Increases in the interest rates we pay on the short- and long-term debt we issue in the capital market would negatively affect our operations, including our ability make new loans.

Fluctuating interest rates could adversely affect our income, margin and cash flow.
We are a cost plus lender that sets our interest rates on loans based on our cost of funding. We set our line of credit interest rate and long-term variable interest rate monthly based on the cost of our underlying funding. We do not match fund the majority of our long-term fixed-rate loans with a specific debt issuance at the time the loans are advanced. Instead, long-term fixed-rate loans are aggregated until the volume reaches a level that will allow an economically efficient issuance of long-term debt to fund long-term fixed-rate loans. As such, we are exposed to interest rate risk on our long-term fixed rate loans during the period from which we have set a fixed rate on the loan until the time we obtain the long-term funding for the loan from the market. At May 31, 2009, we had an aggregate of $1,566 million, or less than 8 percent of total assets and total assets excluding derivative assets, of fixed-rate debt funding variable-rate loans.

A decrease in long-term fixed interest rates provided by other lenders could result in an increase in loan prepayments on loans with a fixed rate term expiring. Borrowers are able to prepay the long-term fixed rate loan without a make-whole fee at the time the fixed rate term expires. An increase in loan prepayments could cause a decrease to earnings for the period of time it takes to use cash from such prepayments to repay maturing debt or make new loan advances. At May 31, 2009, a total of $1,272 of fixed-rate loans have a fixed-rate term scheduled to expire during the next 12 months.

In addition, the calculated impairment on certain restructured loans will increase as our long-term variable and short-term interest rates increase. Based on the current balance of impaired loans at May 31, 2009, an increase or decrease of 25 basis points to our variable interest rates results in an increase or decrease of approximately $9 million, respectively, to the calculated impairment on loans irrespective of a change in the credit fundamentals of the impaired borrower.

Increases in the level of government funding available to rural electric and rural telecommunication systems could reduce our members’ demand for financing from us and could impair our financial results.
The majority of our members are eligible to borrow from RUS. The rates that RUS offers are generally lower than our rates or rates that other lenders can offer. As a result, the members' first financing option generally is to borrow funds under the RUS program. The RUS funding level is determined by the U.S. Congress each year. Increases to the amount of RUS funding could limit the amount of our loan growth.

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Competition from other lenders could impair our financial results.
We compete with other lenders for the portion of the loan commitment that RUS will not lend, for the loans to members for purposes not eligible for RUS financing and for loans to members who have elected not to borrow from RUS. The primary competition for the non-RUS loan volume is from CoBank, ACB, a government sponsored entity and member of the Farm Credit System. As a government sponsored entity, CoBank, ACB has the benefit of the implied government guarantee, which allows it to access lower cost capital.

Competition may limit our ability to raise rates to cover all increases in costs and may cause a reduction in new lending business and could negatively impact net income to the extent that we are not able to manage interest expense at a level that will allow our loans to earn an acceptable return.

We are subject to credit risks related to collecting the amounts owed to us on our outstanding loans. Increased credit risk related to our loans or actual losses that exceed our allowance for loan losses could impair our financial results.
Our allowance for loan losses is established through a provision charged to expense that represents management's best estimate of probable losses that have been incurred within the existing loan portfolio. The level of the allowance reflects management's continuing evaluation of credit risk related to industry concentrations; economic conditions; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses and risks inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, if actual losses incurred exceed current estimates of probable losses currently included in the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any material increases in the allowance for loan losses will result in a decrease in net income, and may have a material adverse effect on our financial results.

We have been and may in the future be in litigation with borrowers related to enforcement or collection actions pursuant to loan documents. In such cases, the borrower or others may assert counterclaims against us or initiate actions against us related to the loan documents. Unfavorable rulings in these cases which result in loan losses that exceed the related allowance could have a material adverse effect on our financial results.

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The performance of assets we obtain through foreclosure could impair our financial results.
Periodically, we foreclose on assets that are pledged as collateral on loans as a result of the failure of the borrower to make the agreed upon payments. When we foreclose on these assets, we are attempting to maximize our recovery on the loan through the ongoing operations and future sale of the underlying assets.

As the owner of foreclosed assets, we are subject to the same performance and financial risks as any owner of similar assets. In particular, we are at risk that the value of the foreclosed assets deteriorates, negatively affecting our results of operations. Each quarter, the foreclosed assets are evaluated for impairment. Impairment charges, if required, represent a reduction to current period earnings. There may be substantial judgment used in the determination of the whether such assets are impaired and in the calculation of the amount of the impairment.

In addition, when foreclosed assets are sold to a third party, the sales price we receive may be below the amount previously recorded in our financial statements, which will result in a loss being recorded in the period of the sale.

The non-performance of counterparties to our derivative agreements could impair our financial results.
We use interest rate swaps to manage our interest rate risk. There is a risk that the counterparties to these agreements will not perform as agreed, which could adversely affect our results of operations. The non-performance of a counterparty on an agreement would result in the derivative no longer being an effective risk management tool which could negatively affect our overall interest rate risk position. In addition, if a counterparty fails to perform on our derivative obligation, we could incur a financial loss to replace the derivative with another counterparty and/or a loss through the failure of the counterparty to pay us amounts owed.

At May 31, 2009, we were a party to derivative instruments with notional amounts totaling $11,830 million. At May 31, 2009, the highest concentration of total notional exposure to any one counterparty was 11 percent of total derivative instruments. Based on the fair market value of our derivative instruments at May 31, 2009, there were 3 counterparties that would be required to make payments to us totaling $91 million if all of our derivative instruments were terminated on that day. The largest amount owed to us by a single counterparty was $21 million, or 23 percent, of the total exposure to us at May 31, 2009.

We also use our derivatives to synthetically create the substantive economic equivalent of various debt funding structures. Thus, if our access to the derivative markets were disrupted, it may be more difficult or expensive to fund our business activities and achieve a funding mix we desire, or could result in the derivative no longer being an effective risk management tool which could negatively affect our overall interest rate risk position and could adversely affect our business and financial results.

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A reduction in the credit ratings for our debt could adversely affect our liquidity.
Nationally recognized statistical rating organizations play an important role in determining, by means of the ratings they assign to issuers and their debt, the availability and cost of debt funding. We currently receive ratings from three nationally recognized statistical rating organizations for our secured and unsecured debt and our commercial paper. Our credit ratings are important to our liquidity. Actions by governmental entities or others, additional losses from impaired loans, and other factors could adversely affect the credit ratings on our debt. A reduction in our credit ratings could adversely affect our liquidity, competitive position, or the supply or cost of debt financing available to us. A significant increase in our interest expense could cause us to sustain losses or impair our liquidity by requiring us to seek other sources of financing, which may be difficult to obtain.

A decline in our credit rating could trigger payments under our derivative agreements, which could impair our financial results.
We have certain interest rate swaps that contain credit risk-related contingent features referred to as rating triggers. Under certain rating triggers, if the credit rating for either counterparty falls to the level specified in the agreement, the other counterparty may, but is not obligated to, terminate the agreement. If either counterparty terminates the agreement, a net payment may be due from one counterparty to the other based on the fair value, excluding credit risk, of the underlying derivative instrument. These rating triggers are based on our senior unsecured credit rating from Moody's Investors Service and Standard & Poor's Corporation.  Based on the fair market value of our interest rate exchange agreements subject to rating triggers at May 31, 2009, we may be required to make a payment of up to $147 million if our senior unsecured ratings from Moody's Investors Service falls to or below Baa1 or from Standard & Poor's Corporation falls to or below BBB+ and all agreements for which we owe amounts are terminated. In calculating the required payments, we only considered agreements which, when netted for each counterparty as allowed by the underlying master agreement, would require a payment upon termination. In the event that we are required to make a payment as a result of a rating trigger, it could have a material adverse impact on our financial results.

At May 31, 2010, our senior unsecured credit ratings from Moody's Investors Service and Standard & Poor's Corporation were A2 and A, respectively. While the rating triggers on our interest rate exchange agreements are not tied to the rating outlooks from Moody's Investors Service and Standard & Poor's Corporation, such rating outlooks may provide an indication of possible future movement in the ratings.  At May 31, 2009, we had a stable ratings outlook from both credit rating agencies.

Our concentration of loans to borrowers within rural electric and telephone industries could impair our revenues if either or both of those industries experience economic difficulties.
At May 31, 2009, 92 percent of our total exposure was to rural electric cooperatives and 8 percent was to rural telecommunications organizations. Factors that have a negative impact on our member rural electric cooperatives or rural telecommunications

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organizations results of operations would also impair their ability to make payments on their loans from CFC. If our members’ results of operations materially deteriorate, we could be required to increase our loan loss allowance through provisions for loan loss on our income statement that would reduce reported net income.

Advances in technology may change the way electricity is generated and transmitted prior to the maturity of new loans we make to our rural electric systems or the way telecommunications services are provided to businesses and consumers prior to the maturity of our loans.
To the extent that advances in technology make our electric system members’ power supply plants or transmission facilities, or our telecommunications system members’ services, obsolete prior to the maturity of our loans, there could be an adverse impact on the ability of our members to repay such loans. This could lead to an increase in non-performing or restructured loans and an adverse impact on our results of operations. For example, one recent trend that is impacting our telecommunications system members is the increasing number of consumers who are canceling their land-line telephone service in favor of relying exclusively on wireless technology.

Loss of our tax-exempt status could increase our tax liability.
We have been recognized by the Internal Revenue Service as an organization the income of which is exempt from federal income taxation under Section 501(c)(4) of the Internal Revenue Code (other than any net income from an unrelated trade or business). In order to maintain our tax-exempt status we must continue to operate exclusively for the promotion of social welfare by operating on a cooperative basis for the benefit of our members by providing them cost-based financial products and services consistent with sound financial management, and no part of our net earnings may inure to the benefit of any private shareholder or individual other than the allocation or return of net margins or capital to our members in accordance with our current bylaws and incorporating statute.

If we were to lose our status as a 501(c)(4) organization, we believe that we would be subject to the tax rules generally applicable to cooperatives under Subchapter T of the Internal Revenue Code. As a Subchapter T cooperative, we would be allowed to allocate our patronage sourced income to our members and take a deduction for the amount of such patronage dividends that are paid in cash or qualified written notices of allocation. However, we would be taxed as a regular corporation on any income in excess of our allowed deductions, if any.

We have liquidity risk related to our funding of long-term loans with short-term debt. Market disruptions or other factors that deny access or limit access to short-term debt markets would impair our operating results.
We use commercial paper and daily liquidity fund investments from our members and commercial paper sold in the capital markets as a portion of the funding for our long-term variable rate loans and for our long-term fixed rate loans during the period between the advance of the long-term fixed rate loan and the time we have aggregated a sufficient need for long-term fixed rate funding to more efficiently enter the capital markets. Market disruptions or other events that deny or limit our access to the short-term debt

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markets impair our ability to roll over the commercial paper investments that are funding our long-term variable rate loans and that serve as interim funding for our long-term fixed rate loans.

Our ability to comply with covenants related to our revolving credit agreements, debt indentures, and debt agreements could affect our ability to retire patronage capital, may accelerate certain debt obligations and could affect our ability to obtain financing and maintain preferred rating levels on our debt.
We must maintain compliance with all covenants and conditions related to our revolving credit agreements and senior debt indentures.

We are required to maintain a minimum adjusted TIER for the six most recent fiscal quarters of 1.025, an adjusted leverage ratio of no more than 10 to 1 and we must maintain loans pledged as collateral for various debt issuances at or below 150 percent of the related secured debt outstanding as a condition to borrowing under our revolving credit agreements. Our revolving credit agreements also state that we must earn a minimum annual adjusted TIER of 1.05 in order to retire patronage capital to members. See "Non-GAAP Financial Measures" for further explanation and a reconciliation of our adjusted ratios.

If we are unable to borrow under the revolving credit agreements, our short-term debt ratings would most likely decline and our ability to issue commercial paper could become significantly impaired. As a member-owned cooperative, all of our retained equity belongs to our members. As such, a restriction on the retirement of patronage capital in any year would result in a delay in the return of such amounts to the members until we earned an annual TIER of at least 1.05 and the board approved the retirement of the amounts allocated from the year in which retirement was restricted. A patronage capital retirement in any one year reduces the interest expense paid on a member’s loan from CFC. Thus if CFC does not retire patronage capital to its members, it results in a higher effective rate of borrowing from CFC for that year.

Pursuant to our collateral trust bonds, we are required (i) to maintain eligible collateral pledged at least equal to 100 percent of the principal amount of the bonds issued under the indenture, and (ii) to limit senior indebtedness to 20 times the sum of our members’ equity and members’ subordinated certificates. Our medium-term note indentures also requires us to comply with (ii) above.

If we are in default under our collateral trust bonds or medium-term notes indentures, the existing holders of our collateral trust bonds or medium-term notes have the right to accelerate the repayment of the full amount of the outstanding debt principal before the stated maturity of such debt. That acceleration of debt repayments poses a significant liquidity risk as we might not have enough cash available to repay the debt. In addition, if we are not in compliance with the collateral trust bond and medium-term note covenants, we would be unable to issue new debt securities under such indentures. If we were unable to issue new collateral trust bonds and medium-term notes, our ability to fund new loan advances and refinance maturing debt would be impaired.

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We are required to pledge eligible distribution system or power supply system loans as collateral equal to at least 100 percent of the outstanding balance of debt issued under the revolving debt issuance agreements with the Federal Agricultural Mortgage Corporation. We are also required to maintain distribution and power supply loans as collateral on deposit equal to at least 100 percent of the outstanding balance of debt under the Rural Economic Development Loan and Grant program. Collateral coverage under 100 percent for either respective debt program constitutes an event of default, which if not cured within 30 days, could result in creditors accelerating the repayment of the outstanding debt principal before the stated maturity. This poses a liquidity risk of possibly not having enough cash available to repay the debt. In addition, we would be unable to issue new debt securities under the applicable debt agreement, which could impair our ability to fund new loan advances and refinance maturing debt.

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ATTACHMENT C

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[Rule 83 Confidential Treatment Request made by National Rural Utilities Cooperative Finance Corporation; Request No. 1]

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